      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1997

                                                      REGISTRATION NO. 333-21879
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                                      06-1361276
    (STATE OR OTHER JURISDICTION OF                                       (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                                       IDENTIFICATION NO.)

                                372 DANBURY ROAD
                                WILTON, CT 06897
                                 (203) 761-7900
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             BRUCE F. FAILING, JR.
                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
                                372 DANBURY ROAD
                                WILTON, CT 06897
                                 (203) 761-7900
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                              HOWARD KAILES, ESQ.
                        KRUGMAN CHAPNICK & GRIMSHAW LLP
                           PARK 80 WEST -- PLAZA TWO
                             SADDLE BROOK, NJ 07663
                                 (201) 845-3434

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                FORM S-2 ITEM NUMBER AND CAPTION                      PROSPECTUS CAPTION
      -----------------------------------------------------     -------------------------------
  1.  Forepart of Registration Statement and Outside
        Front Cover Page of Prospectus.....................     Facing Page; Cross-Reference
                                                                  Sheet; Outside Front Cover
                                                                  Page
  2.  Inside Front and Outside Back Cover Pages of
        Prospectus.........................................     Inside Front Cover Page;
                                                                Available Information; Outside
                                                                  Back Cover Page
  3.  Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges..........................     Prospectus Summary; Risk
                                                                Factors; Selected Historical
                                                                  Consolidated Financial and
                                                                  Certain Other Data
  4.  Use of Proceeds......................................     Use of Proceeds
  5.  Determination of Offering Price......................     Not Applicable
  6.  Dilution.............................................     Not Applicable
  7.  Selling Security Holders.............................     Selling Security Holders
  8.  Plan of Distribution.................................     Plan of Distribution
  9.  Description of Securities to be Registered...........     Description of Warrants;
                                                                  Description of Capital Stock;
                                                                  Certain Federal Income Tax
                                                                  Considerations
 10.  Interests of Named Experts...........................     Legal Matters, Independent
                                                                  Accountants
 11.  Information with Respect to the Registrant...........     Prospectus Summary; Selected
                                                                  Historical Consolidated
                                                                  Financial and Certain Other
                                                                  Data; Management's Discussion
                                                                  and Analysis of Financial
                                                                  Condition and Results of
                                                                  Operations; Business;
                                                                  Consolidated Financial
                                                                  Statements
 12.  Incorporation of Certain Information by Reference....     Incorporation of Certain
                                                                  Documents by Reference
 13.  Disclosure of Commission Position on Indemnification
        Per Securities Net Liabilities.....................     Not Applicable

PROSPECTUS


                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

 147,312 WARRANTS TO PURCHASE AN AGGREGATE OF 2,538,258 SHARES OF COMMON STOCK
  AND 2,538,258 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS
                            ------------------------

     This Prospectus relates to the offering from time to time by certain holders (the "Selling Security Holders") of 147,312 warrants (the "Warrants") to purchase an aggregate of 2,538,258 shares of common stock, par value $.01 per share (the "Common Stock"), of Electronic Retailing Systems International, Inc., a Delaware corporation ("ERS" or the "Company") and the shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"). This Prospectus may also be used by the Company in connection with the issuance from time to time of the Warrant Shares. The Warrants are exercisable beginning on January 24, 1998 and at any time thereafter on or prior to February 1, 2004. The Warrants that may be sold by the Selling Security Holders were acquired in a private placement of 147,312 units (the "Units") in January 1997 (the "Private Placement"); each Unit consisted of one 13 1/4% Senior Discount Note due 2004 (each an "Old Note", and collectively the "Old Notes") and one Warrant to purchase 17.23 shares of Common Stock at an exercise price of $5.23 per share (the number of shares and exercise price are subject to adjustment as described herein).

     The Warrants and the Warrant Shares may be offered by the Selling Security Holders in transactions in the over-the-counter-market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Security Holders may effect such transactions by selling the Warrants or the Warrant Shares to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Warrants or the Warrant Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants, Warrant Shares or interests therein as a pledgee and may, from time to time, effect distributions of the Warrants, Warrant Shares or interests in such capacity. See "The Selling Security Holders" and "Plan of Distribution." The Selling Security Holders, the brokers and dealers through whom sales of the Warrants or Warrant Shares are made and any agent or dealer who distributes Warrants or Warrant Shares acquired as pledgee may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them on the sale of the Warrants or Warrant Shares may be considered to be underwriting compensation.

     Except for the sale of the Warrant Shares upon exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Shares and will not receive any of the proceeds from the sale of the Warrants or Warrant Shares being offered by the Selling Security Holders. The Company will receive proceeds from the exercise of the Warrants. The cost of registering the Warrants and the Warrant Shares is being borne by the Company. It is anticipated that the Company will maintain the effectiveness of the registration statement of which this Prospectus is a part until the earliest of (i) with respect to the Warrants, (A) such time as all the Warrants have been sold under such registration statement or exercised, (B) February 1, 2004 (the "Expiration Date") and (C) such time as the Warrants can be sold without restriction under the Securities Act, and (ii) with respect to the Warrant Shares, (A) such time as all Warrant Shares have been sold under such registration statement and (B) the Expiration Date.

     The Company has not and does not intend to apply for the listing of the Warrants on any national securities exchange or to seek the admission thereof to trading in the Nasdaq Stock Market. See "Risk Factors -- Absence of Public Trading Market" and "Risk Factors -- Limited Trading Market."

     No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

     This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                  The date of this Prospectus is June 2, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. This Prospectus contains summaries, believed to be accurate in all material respects, of certain terms and provisions of certain agreements; however, in each such case reference is made to the actual agreements filed as an exhibit to the Registration Statement, and all such summaries are qualified in their entirety by this reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). The Registration Statement and the exhibits thereto, and the reports and other information, filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C., 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates, and can also be obtained electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval system at the Commission's Web site (http://www.sec.gov). The Company's Common Stock is listed on The Nasdaq Stock Market and copies of such reports and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are incorporated by reference into this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Amendment No. 1 thereto;

          (ii) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997; and

          (iii) the Company's Current Reports on Form 8-K dated, respectively, January 24, 1997 and February 7, 1997.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     The Company hereby undertakes to provide without charge to each Holder to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to: Electronic Retailing Systems International, Inc., 372 Danbury Road, Wilton, Connecticut, 06897, telephone number (203) 761-7900.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in, or incorporated into, this Prospectus. Certain capitalized terms used but not defined in this summary are used herein as defined elsewhere in this Prospectus. Unless otherwise indicated, all references in this Prospectus to the Company refer to Electronic Retailing Systems International, Inc., a Delaware corporation, and its subsidiaries and, with respect to operations prior to the Combination described below, its predecessors.

                                  THE COMPANY

     Electronic Retailing Systems International, Inc. develops and provides electronic shelf label ("ESL") systems designed to allow supermarket chains and other retailers to increase productivity, reduce labor costs and improve management information systems. The Company is the leading provider in the United States of ESL systems, based on management's estimates of installed ESL systems. The ERS ShelfNet system (the "ERS ShelfNet System") has been designed as a productivity enhancing center store automation system, which replaces paper price tags on retail shelves with electronic liquid crystal display units and provides a suite of applications to enhance a retailer's pricing, inventory, shelf management, merchandising and promotional activities. The ERS ShelfNet System is comprised of proprietary hardware and software that electronically link a store's shelves to its point-of-sale ("POS") systems and central computer.

     The ERS ShelfNet System functions as a local area network, utilizing open systems networking architecture driven by the Company's software and communications hardware, which are designed to interface with other store and vendor applications. An ERS store-based local area network has up to 20,000 individual ESLs connected to a central server. Each ESL is a miniature data transceiver that is capable of storing, receiving and returning alphanumeric messages. The ERS ShelfNet System is designed to allow retailers to:

     - Implement price changes almost instantaneously from the store's central computer or directly from corporate or regional headquarters;


     - Ensure pricing integrity by accurately displaying and monitoring product prices;



     - Streamline stock monitoring activities to reduce lost sales resulting from the failure to properly stock items;


     - Increase the speed and accuracy of placing product displays and promotional material by reducing and simplifying the tasks required of store employees; and


     - Audit inventory more efficiently and improve computerized inventory ordering systems.


     ERS believes these features enable retailers to reduce labor costs, increase productivity and pricing accuracy, and improve inventory management, thereby raising such retailers' gross margins and lowering their operating costs in the highly competitive U.S. retailing market. Management estimates, based on studies conducted in collaboration with the Company's current customers, that cost savings and benefits to a supermarket with 15,000 ESLs that changes 2,500 to 4,500 prices per week could, under the Company's proposed SayGo Plan (as defined), provide an annual contribution per store ranging from approximately $40,000 to approximately $240,000 through the anticipated level of usage of the applications afforded by the ERS ShelfNet System. However, there can be no assurance that any such cost savings or benefits will be realized by any customer. See "Risk Factors -- Use of Assumptions to Estimate Net Cost Savings and Benefits".

     As of March 31, 1997, the ERS ShelfNet System was installed in 70 U.S. retail stores, including stores owned by such leading supermarket chains as The Vons Companies, Inc. ("Vons"), Stop & Shop Supermarket Company ("Stop & Shop"), H.E. Butt Grocery Co. ("HEB"), Big Y Foods, Inc. ("Big Y"), Shaw's Supermarkets, Inc. ("Shaw's"), Lucky Stores, Inc. ("Lucky"), The Great Atlantic & Pacific Tea Company, Inc. and K Mart Corporation, and one supermarket owned by the Overwaitea Food Group Division of Great Pacific Industries Ltd. (the "Overwaitea Food Group") in Canada. The Company's customers include five of the 15 largest supermarket chains in the United States. The Company estimates that, as of March 31, 1997, of the approximately 29,900 supermarkets in the United States, approximately 125 stores were operating ESL systems.


                              RECENT DEVELOPMENTS

     In December 1996, ERS announced that (i) it will launch a new marketing and pricing program designed to facilitate rapid market acceptance and installation of the ERS ShelfNet System and (ii) it planned in the first quarter of 1997 to introduce a new generation ERS ShelfNet System that provides spread spectrum microwave transmission of data directly to battery operated, wireless ESLs. The Company expects that implementation of these initiatives will reduce the cost of installing and maintaining the ERS ShelfNet System. In addition, in December 1996 ERS signed its first non-binding letter of intent (the "Letter of Intent") providing for installation of the ERS ShelfNet System in approximately 60 supermarkets beginning in 1997, and is continuing its efforts to procure additional letters of intent. The Letter of Intent is, and all such additional letters of intent will be, subject to numerous conditions, including the negotiation and execution of definitive contract terms.

NEW MARKETING AND PRICING PROGRAM

     The Company historically has marketed the ERS ShelfNet System for sale, at prices generally in excess of $100,000 per store. The purchase of an ESL system from the Company has therefore represented a significant capital expenditure for retailers. The Company now intends also to offer the ERS ShelfNet System on a fee based arrangement called "Save-As-You-Go" (the "SayGo Plan") whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers (generally for a period of up to five years), who will pay monthly fees to the Company based primarily on their actual usage of the system. The Company believes that the SayGo Plan will accelerate market acceptance of the ERS ShelfNet System.

ENHANCEMENT OF THE ERS SHELFNET SYSTEM

     In December 1996, the Company announced its plan to introduce the new generation ERS ShelfNet System, providing spread spectrum microwave transmission of data directly to wireless ESLs. The enhanced ERS ShelfNet System is designed to provide additional flexibility and convenience to customers by expanding potential coverage by the Company's ESLs to the entire store and allowing the retailer to change store placement of the ESLs more easily. The Company believes that the cost of installing and maintaining its wireless ESLs will be lower than that of its current ESL system, which requires the wiring of store aisles.

LETTERS OF INTENT

     In December 1996, ERS signed its first non-binding Letter of Intent providing for installation of the ERS ShelfNet System under the SayGo Plan in approximately 60 supermarkets beginning in 1997, and is continuing its efforts to procure additional letters of intent. The Letter of Intent is, and all such additional arrangements will be, subject to numerous conditions, including negotiation and execution of definitive contract terms. See
"Business -- Marketing and Sales" for a description of the terms to be proposed initially by the Company.

SECURITIES OFFERINGS

     In July 1996, the Company raised approximately $12 million in net proceeds pursuant to an offshore public offering of shares of Common Stock and the contemporaneous private placement of Common Stock to subscribers, including members of the Company's Board of Directors (the "Board of Directors") and their affiliates. In January 1997, the Company raised approximately $95 million in net proceeds as a result of the Private Placement (as defined).

                               BUSINESS STRATEGY

     The Company's strategy is to achieve increasing recurring revenue through greater market penetration of the ERS ShelfNet System. The Company intends: (i) to focus its initial marketing efforts under the SayGo Plan on the supermarket sector of the retail industry; (ii) to continue to reduce the manufacturing costs of the system to improve the Company's profitability; and (iii) to continue to enhance, develop and support value-added applications of the ERS ShelfNet System.


     - SayGo Plan. The Company believes that its SayGo Plan will facilitate more rapid market acceptance of the ERS ShelfNet System because it does not require an initial cash investment by the customer. The Company intends to use the proceeds from the Private Placement (as defined) to install the ERS ShelfNet System in supermarkets under the SayGo Plan.

     - Initial Focus on Supermarket Sector. The Company intends initially to focus its marketing efforts on the supermarket sector because of the Company's established relationships with supermarket chains and because of the Company's belief that supermarket operators generally are more receptive than other retailers to utilizing technology to reduce operating costs and improve productivity. The Company estimates that, as of March 31, 1997, of the approximately 29,900 supermarkets in the United States, approximately 125 stores were operating ESL systems.

     - Reduce Manufacturing Costs. The Company intends to continue its efforts to reduce the cost of manufacturing its wireless ESLs through the application of established chip manufacturing techniques to the ESL's integrated circuit, the integration of various components in the ESL and the achievement of significant economies of scale expected as a result of the higher manufacturing volumes the Company believes will arise from the implementation of the SayGo Plan.

     - Value-Added Applications. In order to increase the appeal of the Company's system to prospective customers (by increasing the level of potential cost savings and benefits) and to encourage existing customers to adopt the new generation system and install additional systems, the Company intends to develop additional productivity enhancing applications for, and enhance existing applications of, the ERS ShelfNet System.


                                       HISTORY

     ERS was founded in 1990 by Norton Garfinkle, the Company's Chairman of the Board, and Bruce F. Failing, Jr., the Company's Vice Chairman of the Board and Chief Executive Officer, to develop and supply ESL systems to retailers. Mr. Failing previously co-founded and served as President of Actmedia, Inc., a principal provider of in-store marketing products and services, until Actmedia's sale to Heritage Media Corporation in 1989 for total consideration of approximately $184 million. Mr. Garfinkle was a significant shareholder, and served as a director, of Actmedia until its sale. Since inception, the Company has raised approximately $69 million, excluding the proceeds to the Company from the Private Placement, in order to develop its system and business, of which Messrs. Failing and Garfinkle contributed approximately $23 million. The Company's headquarters is located at 372 Danbury Road, Wilton, Connecticut 06897, telephone (203) 761-7900.

                                  THE OFFERING

Securities Offered...........  147,312 Warrants, which, when exercised, would entitle the holders thereof to purchase, in the aggregate, 2,538,258 shares of Common Stock (equal to approximately 10.75% of the outstanding Common Stock giving effect to the exercise of the Warrants but not to the exercise or conversion of any other stock options, convertible securities or warrants); and 2,538,258 shares of Common Stock issuable upon the exercise of such Warrants.

Warrants Outstanding.........  As of May 15, 1997, 147,312 Warrants were outstanding.

Common Stock Outstanding.....  As of May 15, 1997, 21,084,156 shares of Common
                               Stock were outstanding.

Use of Proceeds..............  There will be no proceeds to the Company from the sale of the Warrants or the Warrant Shares by the Selling Security Holders. Upon the exercise of the Warrants, the Company will receive $5.23 per common share, or aggregate gross proceeds of approximately $13,275,089. However, there can be no assurance that the Company will receive any proceeds from the exercise of the Warrants, as there is no assurance that any such Warrants will be exercised by the Selling Security Holders. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DESCRIPTION OF THE WARRANTS

Expiration of Warrants.......  February 1, 2004 (the "Expiration Date").

Exercise.....................  Each Warrant entitles the holder thereof to purchase 17.23 shares of Common Stock for $5.23 per share (subject to adjustment as described herein). The Warrants may be exercised at any time beginning January 24, 1998, and on or prior to the Expiration Date, provided a registration statement relating to the shares of Common Stock underlying the Warrants is then in effect or the exercise of such Warrants is exempt from the registration of the Securities Act, and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdictions in which such holders reside. See "Description of the Warrants -- Registration Rights."

Adjustments..................  The number of shares of Common Stock for which a
                               Warrant is exercisable and the purchase price thereof are subject to adjustment from time to time upon the occurrence of certain events, including, among other things, certain issuances of options or convertible securities certain dividends and distributions and certain changes in options and convertible securities. A Warrant does not entitle the holder thereof to receive any dividends paid on Common Stock.

     For additional information concerning the Warrants, see "Description of the Warrants."

                                  RISK FACTORS

     Prospective purchasers of the Warrants and Warrant Shares should consider carefully the information set forth under "Risk Factors" and all other information set forth in this Prospectus before making any investment in the Warrants or Warrant Shares.

        SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND CERTAIN OTHER DATA

     The following tables reflect summary historical consolidated financial and certain other data with respect to the Company for the periods indicated and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The following summary historical consolidated statement of operations data, insofar as it relates to each of the years 1992-1996, has been derived from audited annual consolidated financial statements, including the consolidated statement of operations for the three years ended December 31, 1996 and the notes thereto included elsewhere in this Prospectus. The summary historical consolidated statement of operations data for the three months ended March 31, 1996 and 1997 and the summary historical consolidated balance sheet data as of March 31, 1997 have been derived from unaudited condensed consolidated financial statement also included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The unaudited interim period results are not necessarily indicative of the results to be expected for the full year. For a discussion of factors affecting the comparability of this data, see "Selected Historical Consolidated Financial and Certain Other Data".

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,                      MARCH 31,
                                        --------------------------------------------------    -----------------
                                         1992     1993(1)      1994       1995      1996       1996      1997
                                        -------   --------   --------   --------   -------    -------   -------
                                          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA
Revenues..............................  $   941   $  1,122   $  2,376   $  2,973   $ 5,002    $ 1,221   $   520
Loss from operations..................   (9,420)   (16,518)   (11,324)   (10,717)   (9,832)    (2,274)   (2,593)
Net loss(2)...........................   (9,533)   (15,997)   (11,278)   (10,868)   (9,412)    (2,327)   (4,270)
Net loss per common share(3)..........       --      (1.40)     (0.97)     (0.95)    (0.60)     (0.22)    (0.20)
Weighted average number of common
  shares outstanding(4)...............       --     11,461     11,682     11,743    16,169     11,767    21,055

                                                                                       MARCH 31, 1997
                                                                                   ----------------------
                                                                                   (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Net working capital..............................................................         $102,432
Total assets.....................................................................          110,627
Long-term debt...................................................................          102,436
Warrants to purchase common stock................................................            5,100
Stockholders' equity.............................................................            1,529

---------------
See Notes on page 8.

                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                       YEAR ENDED DECEMBER 31,                       MARCH 31,
                                         ----------------------------------------------------    -----------------
                                           1992     1993(1)      1994       1995       1996       1996      1997
                                         --------   --------   --------   --------   --------    -------   -------
                                           (AMOUNTS IN THOUSANDS, EXCEPT INSTALLATION DATA)
OTHER DATA:
EBITDA(5)............................... $ (8,371)  $(15,290)  $(10,839)  $(10,114)  $ (8,370)   $(2,088)  $(1,223)
Cash flows from operating activities....   (8,133)   (11,855)   (10,026)   (11,160)    (7,549)    (2,571)   (1,072)
Cash flows from investing activities....     (324)    (8,641)     6,737        100       (989)      (299)     (274)
Cash flows from financing activities....   12,866     18,606      1,901     13,139     13,526      1,651    95,075
Depreciation and amortization...........      240        367        374        463        660        152       324
Capital expenditures....................      324        574        303        452        397         76       199
Deficiency of earnings to fixed
  charges(6)............................  (10,364)   (16,420)   (11,278)   (10,868)    (9,412)    (2,327)   (4,270)
Stores with ERS ShelfNet System
  installed at end of period............        7         13         21         42         65         48        71


---------------
(1) Reflects the consummation of the combination of the Company, the Principal Subsidiary, which was incorporated in Connecticut in 1990, and ERS Associates Limited Partnership (the "Partnership"), which was organized in Connecticut in 1992 in order to continue the business and hold the principal assets of the Principal Subsidiary, immediately prior to the closing of the Company's initial public offering (the "Initial Public Offering") of Common Stock on May 7, 1993. This combination is herein referred to as the "Combination". References to historical financial information of the Company prior to the date of the Combination refer to the historical financial information of the Principal Subsidiary.

(2) Prior to the closing of the Initial Public Offering, the Company was treated as an "S Corporation" for U.S. federal income tax purposes.

(3) Net loss per common share data for periods prior to December 31, 1993 has not been presented as it is not meaningful due to the Combination consummated immediately prior to the closing of the Initial Public Offering.

(4) In 1993, prior to the closing of the Initial Public Offering, the calculation of weighted average number of common shares outstanding included as common share equivalents 725,104 shares subject to options outstanding. Subsequent to such closing, the calculation does not reflect common share equivalents that are anti-dilutive.

(5) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because the Company believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other consolidated operations or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity. For the years ended December 31, 1993 and 1994, EBITDA included non-cash charges for stock option compensation expense of $7.5 million and $1.1 million, respectively; for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, such amounts were not material.

(6) For purposes of determining the deficiency of earnings to fixed charges, "earnings" consist of earnings before fixed charges and "fixed charges" consist of interest on all debt and that portion of rental expense that the Company believes to be representative of interest.

                                  RISK FACTORS

     Prospective purchasers of the Warrants and Warrant Shares should carefully consider the risk factors set forth below, as well as the other information appearing in this Prospectus, when evaluating an investment in the Company. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the following risk factors.

RELIANCE ON SINGLE PRODUCT IN EMERGING MARKET

     For the foreseeable future, the Company's revenues, if any, will be derived entirely from the ERS ShelfNet System. The market for ESL systems, such as the ERS ShelfNet System, is in the development stage, and market acceptance of, and demand for, these systems are subject to a high level of uncertainty. The Company's success will be dependent upon, among other things, the extent to which retailers choose to install ESL systems. The demand for such systems may be affected by numerous factors, many of which are beyond the Company's control, including the actual savings and benefits experienced by the individual supermarket stores using the ESL system. See " -- Use of Assumptions to Estimate Net Cost Savings and Benefits." There can be no assurance that supermarket chains will choose to install ESL systems in a significant number of their stores. If the ERS ShelfNet System fails to generate adequate operating cash flows, whether as a result of lack of market acceptance, the Company's inability to place or service the system, the failure of the system to perform as expected, the obsolescence of the system or otherwise, the Company will be unable to pay the principal of or interest on the Notes, and the Warrants may become worthless. See " -- Introduction of Enhanced System".

INTRODUCTION OF NEW GENERATION SYSTEM

     In December 1996, ERS announced that, in the first quarter of 1997, it planned to introduce the new generation ERS ShelfNet System, providing spread spectrum microwave transmission of data directly to wireless ESLs. Although the Company has commenced solicitation of orders for the new generation system while it completes field testing of the system, there can be no assurance that the new generation ERS ShelfNet System will function successfully over time in actual retail usage or will result in the lower costs of manufacturing, installing and maintaining the system that the Company anticipates. If the new generation ERS ShelfNet System or its applications fail to perform as expected, the Company's business and results of operations would be materially adversely affected.

     The introduction of the new generation ERS ShelfNet System could affect the Company's ability to sell on-hand inventories of the current system and could affect the recoverability of the book value of such inventory and certain related assets. During the fourth quarter of 1996, the Company recorded a special provision for excess inventory in the amount of $750,000, in connection with the introduction of its new generation ERS ShelfNet System.

USE OF ASSUMPTIONS TO ESTIMATE NET COST SAVINGS AND BENEFITS

     As noted above, demand for the ERS ShelfNet System will be affected by, among other things, the actual savings and benefits experienced by the individual stores using the ERS ShelfNet System. Estimates of the potential for such savings and benefits used in this Prospectus are based on a number of assumptions made by the Company, including, for example, the assumed average cost of labor, other assumed average supermarket operating data and the assumed usage of the system's applications by retailers. Because the market for ESL systems is in the development stage, these estimates are based on information and studies which may not be representative of the overall retail market for ESL systems and may overstate the cost savings and benefits that retailers are able to achieve in actual practice. Moreover, these estimates are not based on actual results obtained by any particular retailer using the ERS ShelfNet System and are inherently subject to business and economic uncertainties. There can be no assurance, therefore, that the estimated cost savings and benefits will actually be achieved by any particular retailer or by any particular group of retailers, and prospective purchasers of the Securities are cautioned not to place undue reliance upon these estimates.

The actual cost savings and benefits may vary significantly from the Company's estimates used in this Prospectus. To the extent that retailers are not able to achieve the anticipated cost savings and benefits, the appeal of the ERS ShelfNet System will be adversely affected.

HISTORICAL AND ANTICIPATED LOSSES AND NEGATIVE CASH FLOW; ACCUMULATED DEFICIT

     The Company has never been profitable and has incurred significant net operating losses and negative cash flow from operations to date in connection with developing, designing and market testing its ESL systems. As of March 31, 1997, the Company had a cumulative net loss of approximately $70 million (which includes non-cash charges in the amount of $8.6 million for stock option compensation expense), resulting in an accumulated deficit of $49.4 million. See "Selected Historical Consolidated Financial and Certain Other Data". Losses and negative cash flow from operations will continue, and the accumulated deficit will increase, while the Company concentrates on such activities and until it has established a sufficient revenue-generating customer base, if ever. Under its new SayGo Plan, the Company will recognize revenues to the extent monthly usage and other fees are billed to customers and, although the cost of hardware components of its systems will be depreciated over the shorter of their estimated useful lives or five years, the Company will have substantial cash requirements for manufacturing and carrying costs attendant to introduction of the SayGo Plan which will not initially be covered by revenues. There can be no assurance that an adequate revenue base will be established or that sales of the Company's products and services will generate positive cash flow from operations. If the Company is not able to generate profits and positive cash flow in the next few years, the Company will most likely be unable to pay the principal of or interest on the Notes, and the Warrants may become worthless.

LETTER OF INTENT; ABILITY TO OBTAIN FIRM COMMITMENTS

     The Company intends to continue using the proceeds of the Private Placement to provide the capital necessary to permit the Company to offer the ERS ShelfNet System pursuant to the SayGo Plan, whereby the Company will own the ERS ShelfNet System and provide it to retailers on a fee basis. Although the Company has entered into the Letter of Intent which contemplates the installation of the ERS ShelfNet System in approximately 60 stores, and is continuing its efforts to procure additional letters of intent, the Letter of Intent is not, and all such additional arrangements will not be, binding obligations and, in any case, will be subject to numerous conditions, including the negotiation and execution of definitive contract terms. There can be no assurance that the arrangements contemplated by the Letter of Intent or such additional arrangements will be consummated. In addition, under the SayGo Plan a customer may elect to terminate its usage of the ERS ShelfNet System in certain circumstances. If the Company is not able to consummate the arrangements contemplated by the Letter of Intent or such additional arrangements to provide the ERS ShelfNet System or if the use of the ERS ShelfNet System is terminated by its customers, the Company's business and results of operations will be materially adversely affected.

SUBSTANTIAL LEVERAGE; DEBT SERVICE REQUIREMENTS

     As a result of the Private Placement, the Company is highly leveraged with indebtedness that is substantial in relation to its stockholders' equity. As of March 31, 1997, the Company had recorded total outstanding indebtedness of approximately $102.4 million, including $97.4 million with respect to the Notes, and total stockholders'equity of $1.5 million.

     Certain debt obligations of the Company, including the Indenture dated January 20, 1997, pursuant to which the Old Notes were issued (the "Indenture") and the Company's high degree of leverage could have important consequences to holders of the Warrants, including that (i) a substantial portion of the Company's cash flow from operations, if any, after February 1, 2000, will be required to be dedicated to the Company's interest expense obligations and may not be available to the Company for its operations, working capital, capital expenditures or other purposes, (ii) the Company's ability to obtain financing in the future may be limited, (iii) the Company's flexibility to adjust to changing market conditions and ability to withstand competitive pressures as compared to less highly-leveraged competitors could be limited (including by reason of the covenants contained in the Indenture), and (iv) the Company may be more vulnerable to downturns in general economic conditions or in its business or be unable to undertake capital expenditures that are important for its growth strategy, any of which could have a material adverse effect on the Company and its ability to make payments of principal of, and interest on, the Notes.

     Since inception, the Company has not generated positive cash flow from operations. As a result, the Company has been required to pay its fixed charges (including interest on existing indebtedness) and operating expenses with the proceeds from sales of its equity securities, loans from stockholders and other credit arrangements. With the issuance of the Notes, as of February 1, 2000, the Company will be required to satisfy substantially higher periodic cash debt service obligations. Commencing August 1, 2000, cash interest on the Notes will be payable semi-annually at the rate of 13 1/4% per annum (approximately $19.5 million per year). The full accreted principal amount at maturity of the Notes of $147,312,000 will become due on February 1, 2004.

     The Company's ability to make scheduled payments or to refinance its obligations with respect to the Notes (including, under certain circumstances, its obligation to purchase the Notes at 101% of the Accreted Value plus accrued and unpaid interest, if any, at the time) and its other indebtedness will ultimately depend on its financial and operating performance, which in turn is subject to prevailing economic and competitive conditions and to certain financial, business and other factors that may be beyond its control, including operating difficulties, increased operating costs, prices it can charge its customers, the response of competitors, regulatory developments and delays in implementing its strategy. The Company's ability to meet its debt service and other obligations will depend largely on the extent to which the Company can implement successfully its business strategy of achieving large-scale commercialization of the ERS ShelfNet System. There can be no assurance that the Company will be able to implement fully its strategy or that the anticipated results of its strategy will be realized. There can be no assurance that the Company will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the Notes and any other debt of the Company and its subsidiaries. See
"Business -- Business Strategy".

     In the event the Company is unable to meet its obligations with respect to its existing indebtedness, it may be required to reduce or delay capital expenditures, refinance or restructure all or a portion of its indebtedness, sell material assets or operations or seek to raise additional debt or equity capital. There can be no assurance that the Company will be able to effect any such refinancing or restructuring or sell assets or obtain any such additional capital on satisfactory terms or at all, or that the Company's cash flow and capital resources will be sufficient for payment of interest on and principal of its indebtedness in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

HOLDING COMPANY STRUCTURE

     The Company is a holding company and conducts substantially all of its operations through subsidiaries. As such, the Company has no substantial source of operating cash flow other than from dividends and distributions from its subsidiaries. Therefore, the Company's ability to make required principal and interest payments with respect to the Company's indebtedness (including the Notes) and other obligations depends on the earnings of its subsidiaries and on its ability to receive funds from its subsidiaries through dividends and other payments. Although the Indenture prohibits the Company from casting the imposition of or permitting to exist any restrictions on the ability of its subsidiaries to make such distributions, there can be no assurance that other factors, including legal or regulatory restrictions, will not limit the ability of such subsidiaries to make such distributions in the future. Although each of the Company's subsidiaries, at such future time as it incurs certain indebtedness, may be required to guarantee the Company's obligations under the Notes, any such guarantee is subject to certain limitations and such subsidiary's liability under its guarantee could be reduced to zero. To the extent that any subsidiary that does not guarantee the Company's obligations under the Notes is subject to or incurs indebtedness and becomes insolvent or is liquidated, secured and unsecured creditors of such subsidiary would be entitled to payment from the proceeds of such subsidiary's assets before the Company and its creditors would derive any value from such subsidiary's assets. Furthermore, because any such guarantees by the Company's subsidiaries will be unsecured, the secured creditors of any such subsidiary would be entitled to payment from such proceeds before the Company and its creditors would derive any value from such subsidiary's assets. As of March 31, 1997, the Company's subsidiaries (including the Principal Subsidiary (as defined), as co-borrower under the CDA Note (as defined)) had in aggregate $5.0 million of long-term indebtedness outstanding (exclusive of indebtedness to the Company in the amount of $40.6 million), all of which was secured. The Company's subsidiaries may incur additional indebtedness in the future, subject to certain restrictions imposed by the Indenture.

COMPETITION AND TECHNOLOGICAL CHANGE

     The Company believes that the only ESL system suppliers offering a product currently competing with the Company's system in the United States are Telepanel Systems Inc. ("Telepanel") of Markham, Ontario, Canada, Pricer, Inc. of Norwalk, Connecticut, a subsidiary of Pricer AB ("Pricer") of Uppsala, Sweden and, recently, NCR Corporation ("NCR"). However, the emerging market for ESL systems is characterized by rapid technological advances and evolving industry standards and is subject to a high degree of potential competition. As a result, the Company has been and will continue to be required to make substantial expenditures for engineering and development. Telepanel has publicly reported the existence of an arrangement with IBM whereby IBM may market the Telepanel system. Additionally, other companies that are larger than the Company and have greater financial and other resources than the Company may attempt to develop or market competing ESL systems. No assurance can be given that other companies, such as other vendors of POS systems, including Fujitsu-ICL, will not enter the market in which the Company competes or that the Company will have the resources required to respond to technological changes or to compete successfully in the future. The Company's ESL system is also subject to competition from vendors selling traditional paper labeling methods, as well as providers of hand-held portable data terminals. See "Business -- Competition".

PROTECTION OF INTELLECTUAL PROPERTY

     The Company's ability to compete effectively will depend, in part, on the competitive advantage it enjoys as a result of its intellectual property, and thus on its ability to continue to protect its intellectual property. The Company relies principally upon patent and copyright protection and its trade secret program to protect its proprietary technology. There can be no assurance that any additional patents will be issued as a result of any applications made by the Company therefor or that claims allowed under such patents or any existing patents will not be challenged or invalidated or will be of adequate scope to protect the Company's technology. The Company also relies on non-disclosure agreements with its employees, customers and consultants and other parties. There can be no assurance that such measures will be adequate to protect the Company's intellectual property. Although the Company believes that its products and technology do not infringe on the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful. In any case, the Company could incur substantial costs in defending itself in patent infringement suits brought by others and in prosecuting suits against patent infringers. See "Business -- Intellectual Property" and "Business -- Legal Proceedings".

DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS

     The Company does not manufacture any of the hardware components of the ERS ShelfNet System and is solely dependent upon third parties to manufacture and assemble components comprising the ERS ShelfNet System on a purchase order basis. The Company does not have written long-term arrangements with such contract manufacturers. In addition, the Company's ESLs currently incorporate a microprocessor which is supplied solely by Sanyo Semiconductor Corporation ("Sanyo"). While the Company, on the basis of its familiarity with the design of such microprocessor and the capabilities of other sources, believes that other suppliers could produce equivalent microprocessors within approximately four months of notification by the Company, any inability to obtain microprocessors from its current supplier in sufficient quantities could result in a temporary interruption of the Company's production of ESLs and any such replacement supplier could charge more for such production or produce a lower-quality unit, thus diminishing the Company's revenues and income from operations. Although the Company believes that several parties are available to manufacture the components of its system, the termination of the Company's relationship with one or more of its contract manufacturers, legal or regulatory changes in any country in which such manufacturer resides or an extreme loss of property (e.g., as a result of a fire, hurricane, etc.) to any such manufacturer may result in a temporary interruption in the manufacture and assembly of the Company's system and, thus, in the delay or loss of placements of the ERS ShelfNet System, with a corresponding loss of revenues. See "Business -- Manufacturing".

DEPENDENCE ON SIGNIFICANT CUSTOMERS

     During the year ended December 31, 1996, 79% of the Company's revenues was attributable to purchases by three supermarket chains, and, in 1994 and 1995, 81% and 83%, respectively, of the Company's revenues were attributable to purchases by two and three supermarket chains, respectively (aggregating five chains for the entire three year period). The failure of such customers to continue to utilize systems from the Company could have a material adverse effect on the business of the Company. Additionally, customers who account for significant portions of the Company's revenues may have the ability to negotiate prices for the Company's products and services that are more favorable to such customers and that result in lower profit margins for the Company. See
"Business -- Customers".

ABILITY TO MANAGE GROWTH

     If the ERS ShelfNet System is installed in the stores contemplated by the Letter of Intent and the Company is able to obtain significant orders from other large retailing chains, the Company will experience rapid growth, which in turn will place significant pressure on the Company's managerial, operational and financial resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base, and any inability of the Company to attract and retain the executive and managerial personnel required by its expanding business could have a material adverse effect on the Company's business operating results and financial condition. The Company will also be required to develop and manage multiple relationships with various customers, business partners and other third parties. The Company's systems, procedures or controls may not be adequate to support the Company's operations, and Company management may not be able to achieve the rapid expansion necessary to exploit potential market opportunities for the Company's products and services. The Company's future operating results will also depend on its ability to expand its sales and marketing, and research and development, organizations, to implement and manage new distribution channels, to penetrate markets and to expand its support organization. Furthermore, there can be no assurance that the Company will be successful in procuring expanded third party sources for the manufacture and assembly of the components of the ERS ShelfNet System, in expanding the capabilities of its personnel and subcontractors engaged in the installation and servicing of its system or in lowering the costs of manufacturing, installing or maintaining its system. In addition, any anticipated expansion of the Company's marketing efforts outside of the United States will expose the Company to the economic, political and regulatory environments within the countries in which the Company's new and potential customers are located, which may be more restrictive or burdensome than those in the United States and with which the Company may be unfamiliar.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on its ability to recruit, retain and motivate high quality personnel, including technical employees, competition for whom is intense. Any inability of new management to adjust quickly to, and perform as expected in, their respective roles within the Company, or any inability of the Company to attract and retain personnel with the requisite skills, could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not currently have fixed term employment agreements with its key personnel. See "Management".

SUBSTANTIAL RESTRICTIONS AND COVENANTS

     The Indenture contains numerous financial and operating covenants, including, but not limited to, restrictions on the Company's ability to incur indebtedness, pay dividends, create liens, sell assets, engage in certain mergers and acquisitions, make investments and enter into new lines of business. For example, such covenants require the Company to maintain certain financial ratios in order to incur additional indebtedness which, as of March 31, 1997, would not have permitted the Company to incur additional indebtedness (exclusive of the indebtedness permitted by the exceptions to such covenants). Such covenants could materially limit or exclude potentially profitable activities in which the Company might otherwise engage. The ability of the Company to comply with the covenants and other terms of the Indenture, to make cash payments with respect to the Notes and to satisfy its other debt obligations will depend on the future performance of the Company. In addition, under certain circumstances, the Company will be required, subject to certain conditions, to offer to purchase all outstanding Notes at a price equal to 101% of the Accreted Value of the Notes at such time plus accrued interest, if any. There can be no assurance that the Company would be able to raise sufficient funds to meet this obligation. In the event the Company fails to comply with the various covenants contained in the Indenture, it would be in default thereunder and the maturity of substantially all of its long-term debt (including the Notes) could be accelerated.

CONTROL BY EXISTING STOCKHOLDERS

     Norton Garfinkle, Chairman of the Board and a director of the Company, together with two affiliated limited partnerships, and Bruce F. Failing, Jr., Vice Chairman of the Board and Chief Executive Officer and a director of the Company, together with a related trust established for the benefit of his children, beneficially own approximately 53% of the outstanding Common Stock (without giving effect to any outstanding stock options, convertible securities and warrants). Messrs. Garfinkle and Failing have entered into an agreement relating to the voting and disposition of such shares. Accordingly, Messrs. Garfinkle and Failing, acting together, effectively control the Company and are currently able to elect all of the Company's directors and to take any other action requiring majority stockholder approval.

TRANSACTIONS WITH AFFILIATES

     A significant source of funds for the Company historically has been certain credit arrangements with members of the Board of Directors and their affiliates and the sale of additional shares of its capital stock to such parties. No such credit arrangements are in effect as of the date of this Prospectus. In connection with such transactions, the Company has entered into registration rights agreements with such directors and their affiliates. As a result of holding the Company's convertible note and warrants, the Connecticut Development Authority (the "CDA") is also the beneficial owner of in excess of 5% of the outstanding Common Stock. The Company subleases certain premises to a company owned by Messrs. Garfinkle and Failing and is indebted to the CDA in accordance with its existing arrangements.

POTENTIAL LOSS OF NOLS

     As of March 31, 1997, the Company had net operating loss carryforwards ("NOLs") of approximately $46 million for U.S. federal income tax purposes. These NOLs, if not utilized to offset taxable income in future periods, will expire between 2008 and 2011. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder, impose limitations on the ability of corporations to use NOLs, if the corporation experiences a more than 50% change in ownership during any three-year period. The Company does not believe that it has experienced an ownership change between the Initial Public Offering and the date of this Prospectus, although it is possible that such an ownership change may occur or be deemed to have occurred as a result of events beyond the control of the Company (such as transfers of Common Stock by certain stockholders or the exercise or treatment of warrants, conversion rights or stock options issued by the Company). In addition, it is possible that the Private Placement itself will have caused or contributed to an ownership change, as a result of treatment of either the Notes or the Warrants as stock for purposes of Section 382 of the Code. There can also be no assurance that the Company will not take additional actions, such as the issuance of additional stock, that would cause an ownership change to occur. In addition, the NOLs are subject to examination by the Internal Revenue Service (the "IRS"), and are thus subject to adjustment or disallowance resulting from any such IRS examination. Accordingly, prospective purchasers of the Warrants or Warrant Shares should not assume the unrestricted availability of the

Company's currently existing or future NOLs, if any, in making their investment decisions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Income Taxes".

ABSENCE OF PUBLIC TRADING MARKET FOR WARRANTS

     The Company has not and does not intend to apply for the listing of the Warrants on any national securities exchange or to seek the admission thereof to trading in the Nasdaq Stock Market, and there can be no assurance as to the liquidity of any market for the Warrants or the Warrant Shares.

     See " -- Investment Company Act Considerations" for a description of certain risks associated with the Company being determined to be an "investment company".

LIMITED TRADING MARKET AND POSSIBLE VOLATILITY OF PRICE OF THE COMMON STOCK; ELIGIBILITY FOR THE NASDAQ STOCK MARKET

     Currently, the Company's Common Stock is quoted on The Nasdaq Stock Market and the Alternative Investment Market of the London Stock Exchange and is thinly traded. The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings, estimates by analysts, conditions in the Company's market segment or general market or economic conditions. The Company's revenues and operating results may vary significantly from quarter to quarter as a result of various factors, including the timing of customer orders, delays in installation required by customers during peak selling periods, seasonal patterns of capital spending by customers and disruptions in sources of components. In addition, in recent years, the stock market has experienced price and volume fluctuations. These fluctuations often have had a particularly substantial effect on the market prices for many emerging growth companies, and often such fluctuations have been unrelated to their specific operating performances. Such market fluctuations could adversely affect the market price of the Warrants.

     In order to maintain the listing of the Common Stock on The Nasdaq Stock Market, the Company will be required to satisfy the criteria for continued listing, which (as applied to the Company) presently include, without limitation, the requirement to maintain net tangible assets in the amount of $4.0 million. If under the then current requirements it were unable to do so, its Common Stock could be delisted. At March 31, 1997, the Company's net tangible assets were lesser in amount than $4.0 million and, in the event the SayGo Plan is implemented as proposed, the Company does not anticipate that it will be able to achieve $4.0 million of net tangible assets through the year ending December 31, 1997. There can be no assurance that the Company will be able to satisfy the criteria for continued listing of its Common Stock on the Nasdaq Stock Market. The delisting of the Common Stock could adversely affect its market price and, therefore, the value of the Warrants and the Warrant Shares.

INVESTMENT COMPANY ACT CONSIDERATIONS

     The Investment Company Act of 1940, as amended (the "1940 Act"), requires the registration of, and imposes various substantive restrictions on, certain companies ("investment companies") that are, or hold themselves out as being, engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, or that fail certain statistical tests regarding composition of assets and sources of income and are not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading securities. As a result of the receipt and investment of the proceeds of the Private Placement a majority of the Company's assets will be invested in investment securities (as defined in the 1940 Act), and the Company may be deemed to be an investment company.

     In order to clarify the Company's status under the 1940 Act, the Company applied on January 15, 1997 (the "Application") to the Commission for an order under Section 3(b)(2) of the 1940 Act declaring that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and in the alternative for an order under Section 6(c) of the 1940 Act exempting the Company from all provisions of the 1940 Act. The staff of the Commission has informed the Company that it is the policy of the Commission not to take enforcement action for failure to register as an investment company if a company's bona fide application for an exemptive order is pending. The Company does not intend to register as an investment company in reliance upon this policy and in the expectation that an exemptive order will be granted. However, there is no assurance that any such order will be granted.

     Any order that may be granted may be conditioned on, among other things,
(i) the Company limiting the nature of the securities in which the proceeds of the Private Placement are invested, which would be likely to result in the Company obtaining lower yields on the funds invested than might be available in the securities markets generally, (ii) compliance with Sections 9, 17(a), 17(d), 17(e), 17(f) and Sections 36-53 of the 1940 Act and the rules and regulations thereunder as if the Company were a registered investment company, and (iii) disclosure in the Company's reports required to be filed under the Exchange Act that any such order has been granted and that the Company is subject to certain provisions of the 1940 Act and the rules and regulations thereunder as if it were a registered investment company. In addition, the duration of any such order may be limited to a period of two years from the date of the filing of the Application and therefore may require the Company to reduce its holdings of securities and investment securities by January 15, 1999, so that the Company would no longer be considered an investment company under Section 3(a) of the 1940 Act. Because the rate at which the proceeds of the Private Placement will be expended depends in part on circumstances not within the Company's control, there is no assurance that this timetable will be met.

     If the Company were required to register as an investment company under the 1940 Act, it would become subject to substantial regulation with respect to its capital structure, management, operations, transactions with affiliated persons (as defined in the 1940 Act) and other matters in addition to any such regulations that may apply as a result of the conditions discussed above that may be imposed by any exemptive order issued by the Commission. Application of all provisions of the 1940 Act to the Company would have a material adverse effect on the Company. In the event that an exemptive order is not granted by the Commission or expires prior to the time the Company would no longer be considered an investment company under Section 3(a) of the 1940 Act, the Company would take such action as may be prudent to seek to avoid becoming subject to further regulation under the 1940 Act. There is no assurance, however, that under such circumstances such regulation could be avoided.

                                USE OF PROCEEDS

     There will be no proceeds to the Company from the sale of the Warrants or the Warrant Shares by the Selling Security Holders. Upon the exercise of the Warrants and the issuance of the Warrant Shares, the Company will receive $5.23 per common share, or aggregate gross proceeds of approximately $13,275,089. The Company intends to use any proceeds from the exercise of the Warrants, after deduction of related registration expense, in connection with the anticipated expansion of the Company's operations, including for manufacturing and carrying costs attendant to the implementation of the Company's business strategy described under "Business Marketing and Sales -- SayGo Agreements", and for general corporate purposes, including the funding of the Company's ongoing engineering and development efforts. In addition, the Company will continue to pursue its efforts to seek strategic partners to develop its business and may, from time to time, explore the acquisition of compatible technologies and products, and a portion of the proceeds may be used in connection with such future collaborative arrangements and acquisitions. The Company has no agreement, understanding, arrangement or commitment pertaining to any such future collaborative arrangement or acquisition. Any such collaborative arrangement or acquisition may be subject to certain limitations imposed by the provisions of the Indenture. The Company may also subsequently elect to utilize a portion of the proceeds from the exercise of the Warrants to satisfy its long-term indebtedness under the CDA Note (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"), but has not made any such determination. However, there can be no assurance that any such Warrants will be exercised by the Selling Security Holders or, accordingly, that the Company will receive any proceeds from the exercise of the Warrants.

                            SELLING SECURITY HOLDERS

     Certain Selling Security Holders may sell their Warrants or Warrant Shares on a delayed or continuous basis. This Registration Statement has been filed pursuant to Rule 415 under the Securities Act to afford holders of the Warrants and the Warrant Shares the opportunity to sell such securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.


     The following table sets forth certain information as of May 15, 1997, with respect to the number of Warrants and Warrant Shares held by each Selling Security Holder. None of the Selling Security Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Warrants and the Warrant Shares except as noted herein. The Warrants and the Warrant Shares offered by this Prospectus may be offered from time to time by the Selling Security Holders named below:



                                                                                              COMMON STOCK
                                                WARRANTS                          ISSUABLE UPON EXERCISE OF WARRANTS(1)
                             ----------------------------------------------  -----------------------------------------------
                                                           OWNED AFTER                                      OWNED AFTER
                                                          THIS OFFERING                                    THIS OFFERING
                                                       --------------------                            ---------------------
      NAME OF SELLING        OWNED PRIOR TO  OFFERED    NUMBER     PERCENT   OWNED PRIOR TO  OFFERED   NUMBER OF  PERCENT OF
       SECURITYHOLDER        THIS OFFERING   FOR SALE  OF SHARES  OF SHARES  THIS OFFERING   FOR SALE   SHARES      SHARES
---------------------------- --------------  --------  ---------  ---------  --------------  --------  ---------  ----------
Turnberry Capital
 Management, L.P............      4,000        4,000        0          0         68,920        68,920       0          0
TCW Shared Opportunity Fund
  II L.P....................      2,150        2,150        0          0         37,044        37,044       0          0
Richmont Corporation
  Richmont High Yield Bond
  Fund, L.P.................        500          500        0          0          8,615         8,615       0          0


---------------
(1) The Warrants are not exercisable until January 24, 1998.

     Information concerning the Selling Security Holders may change from time to time and will be set forth in supplements to this Prospectus. Accordingly, the number of Warrants and Warrant Shares offered hereby may increase or decrease.

     The Selling Security Holders may offer all or some of the Warrants that they hold and the Common Stock issuable upon the exercise of such Warrants pursuant to the offering contemplated by this Prospectus at various times. Therefore, no estimate can be given as to the amount of Warrants or Warrant Shares that will be held by the Selling Security Holders upon completion of such offerings.

     The Company and the Selling Security Holders have agreed to indemnify each other against certain liabilities arising under the Securities Act, the Exchange Act or otherwise.

                              PLAN OF DISTRIBUTION

     The Warrants or the Warrant Shares may be offered by the Selling Security Holders in transactions in the over-the-counter-market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Security Holders may effect such transactions by selling the Warrants or the Warrant Shares to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Warrants or the Warrant Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants, Warrant Shares or interests therein as a pledgee and may, from time to time, effect distributions of the Warrants, Warrant Shares or interests in such capacity. Sales of the Warrants or Warrant Shares may also be made pursuant to Rule 144A adopted under the Securities Act. Except for the sale of the Warrant Shares upon exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Shares.

     The Selling Security Holders, the brokers and dealers through whom sales of the Warrants or Warrant Shares are made and any agent or dealer who distributes Warrants or Warrant Shares acquired as pledgee may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Warrants or Warrant Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                   PRICE OF COMMON STOCK AND DIVIDEND POLICY

PRICE OF COMMON STOCK

     The Company's Common Stock is currently traded on the over-the-counter market, with price quotations reported on the Nasdaq Stock Market under the symbol "ERSI." As of May 15, 1997, the number of record holders of the Company's Common Stock was 651.

     The Common Stock began trading on the Nasdaq Stock Market on April 30, 1993. The following table sets forth, for the calendar Periods indicated, the range of quarterly high and low sales prices for the Common Stock, as reported by Nasdaq. Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

                                    1995                               HIGH       LOW
        -------------------------------------------------------------  -----     -----
        First Quarter................................................  $6.50     $4.63
        Second Quarter...............................................   5.75      3.00
        Third Quarter................................................   5.25      3.50
        Fourth Quarter...............................................   4.75      2.38

                                    1996                               HIGH       LOW
        -------------------------------------------------------------  -----     -----
        First Quarter................................................  $3.25     $1.63
        Second Quarter...............................................   2.38      1.63
        Third Quarter................................................   4.13      1.63
        Fourth Quarter...............................................   4.25      2.63

                                    1995                               HIGH       LOW
        -------------------------------------------------------------  -----     -----
        First Quarter................................................  $7.38     $3.38
        Second Quarter (through May 15, 1997)........................   7.50      4.88

     On May 15, 1997 the reported closing price per share was $5.88.

     Since July 11, 1996, the Common Stock has also been admitted to trading on the Alternative Investment Market of the London Stock Exchange.

DIVIDEND POLICY


     The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, for the future operation and expansion of its business. The payment of dividends in the future will depend upon the restrictions imposed by the Indenture, the Company's available earnings, the capital requirements of the Company, its general financial condition and other factors deemed pertinent by the Board of Directors. See Note 12 of the Notes to the Company's Consolidated Financial Statements included elsewhere herein.

                                 CAPITALIZATION

     The following table sets forth the consolidated cash and consolidated capitalization of the Company as of March 31, 1997. The table should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                       MARCH 31, 1997
                                                                   ----------------------
                                                                   (DOLLARS IN THOUSANDS)
        Cash and cash equivalents..............................           $101,927
                                                                          ========
          Long-term debt
             CDA Note..........................................           $  4,989
             13 1/4% Senior Discount Notes Due 2004............             97,447
                                                                          --------
             Total long-term debt..............................            102,436
                                                                          --------
        Common stock purchase warrants(1)......................              5,100
                                                                          --------
        Stockholders' equity:
             Preferred stock, undesignated (par value $1.00 per
               share; 2,000,000 shares authorized; none
               outstanding)....................................                 --
             Common stock (par value $0.01 per share;
               35,000,000 shares authorized; 21,078,206 issued
               and outstanding)(2).............................                211
             Additional paid-in capital........................             50,730
             Accumulated deficit...............................            (49,412)
                                                                          --------
               Total stockholders' equity......................              1,529
                                                                          --------
                  Total capitalization.........................           $110,627
                                                                          ========

---------------
(1) Reflects the $5.1 million ascribed to the Warrants issued in connection with the Private Placement. No assurance can be given that the value allocated to the Warrants is indicative of the price at which the Warrants may actually trade.

(2) On April 1, 1997, the Company had 21,078,206 shares of Common Stock outstanding, which did not include, at such date: (i) 2,538,258 shares of Common Stock initially reserved for issuance upon exercise of the Warrants,
    (ii) 943,388 shares of Common Stock which may be issued upon exercise of outstanding stock options granted to directors, officers and employees of the Company, (iii) 699,724 shares of Common Stock subject to purchase upon exercise of a warrant ("the CDA Warrant") to purchase shares of Common Stock through August 1999 held by the CDA, (iv) 802,568 shares of Common Stock issuable upon conversion of the CDA Note (as defined); and (v) 50,000 shares of Common Stock subject to purchase through June 1998 upon the exercise of additional warrants issued by the Company. In April 1997, the Company issued additional warrants exercisable with respect to 250,000 shares of Common Stock through April 2000.

       SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND CERTAIN OTHER DATA

     The following tables reflect selected historical consolidated financial and certain other data with respect to the Company for the periods indicated and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The following selected historical consolidated statement of operations and balance sheet data, insofar as it relates to each of the years 1992-1996, has been derived from audited annual consolidated financial statements, including the consolidated balance sheet at December 31, 1995 and 1996 and the related consolidated statement of operations for the three years ended December 31, 1996 and the notes thereto included elsewhere in this Prospectus. The selected historical consolidated statement of operations data for the three months ended March 31, 1996 and 1997 and the selected historical consolidated balance sheet data as of March 31, 1997 have been derived from unaudited condensed consolidated financial statements included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The unaudited interim period results are not necessarily indicative of the results to be expected for the full year.


                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                      YEAR ENDED DECEMBER 31,                     MARCH 31,
                                        ---------------------------------------------------   -----------------
                                          1992     1993(1)      1994       1995      1996      1996      1997
                                        --------   --------   --------   --------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues..............................  $    941   $  1,122   $  2,376   $  2,973   $ 5,002   $ 1,221   $   520
Cost of goods sold....................     2,373      1,718      3,822      4,113     6,204     1,444       565
                                        --------   --------   --------   --------   -------   -------   -------
  Gross profit (loss).................    (1,432)      (596)    (1,446)    (1,140)   (1,202)     (223)      (45)
                                        --------   --------   --------   --------   -------   -------   -------
Operating expenses:
  Selling, general and
    administrative....................     4,628      5,966      6,039      6,952     6,807     1,696     2,017
  Research and development............     2,503      2,325      2,571      2,491     1,117       313       490
  Stock option compensation(2)........        --      7,454      1,119         27        44        --        --
  Patent license fee..................       700         --         --         --        --        --        --
  Depreciation and amortization.......       157        177        149        107       162        42        41
                                        --------   --------   --------   --------   -------   -------   -------
    Total operating expenses..........     7,988     15,922      9,878      9,577     8,130     2,051     2,548
                                        --------   --------   --------   --------   -------   -------   -------
    Loss from operations..............    (9,420)   (16,518)   (11,324)   (10,717)   (9,332)   (2,274)   (2,593)
                                        --------   --------   --------   --------   -------   -------   -------
Other income (expenses):
  Interest income.....................        44        438        288        134       302        34     1,046
  Interest expense....................      (922)      (340)       (65)      (291)     (382)      (87)   (2,723)
  Gain (loss) on short-term
    investments.......................        --         --       (177)         6        --        --        --
  Other...............................       (66)        --         --         --        --        --        --
                                        --------   --------   --------   --------   -------   -------   -------
    Total other income (expenses).....      (944)        98         46       (151)     (803)      (53)   (1,677)
                                        --------   --------   --------   --------   -------   -------   -------
  Loss before minority interest in
    consolidated affiliate............   (10,364)   (16,420)   (11,278)   (10,868)   (9,412)   (2,327)   (4,270)
  Minority interest in loss of
    consolidated affiliate............       831        423         --         --        --        --        --
                                        --------   --------   --------   --------   -------   -------   -------
    Net loss(3).......................  $ (9,533)  $(15,997)  $(11,278)  $(10,868)  $(9,412)  $(2,327)  $(4,270)
                                        =========  =========  =========  =========  ========  ========  ========
Earnings per share:
  Weighted average number of common
    shares outstanding(4).............               11,461     11,682     11,743    16,169    11,767    21,055
                                                   =========  =========  =========  ========  ========  ========
Net loss per common share(5)..........             $  (1.40)  $  (0.97)  $  (0.95)  $ (0.60)  $ (0.22)  $ (0.20)
                                                   =========  =========  =========  ========  ========  ========

                                                                      DECEMBER 31,                     MARCH
                                                     ----------------------------------------------     31,
                                                       1992     1993(1)    1994     1995     1996       1997
                                                     --------   -------   ------   ------   -------   --------
                                                                 (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Net working capital................................  $  2,800   $11,642   $3,452   $5,283   $ 8,764   $102,432
Total assets.......................................     5,445    13,241    5,195    8,316    12,260    110,627
Long-term debt.....................................    14,199        --    1,981    3,335     4,989    102,436
Minority interest in consolidated affiliate........     8,531        --       --       --        --         --
Stockholders' equity (deficiency)..................   (19,374)   12,405    2,268    3,215     5,725      1,529


                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                      YEAR ENDED DECEMBER 31,                     MARCH 31,
                                        ---------------------------------------------------   -----------------
                                          1992     1993(1)      1994       1995      1996      1996      1997
                                        --------   --------   --------   --------   -------   -------   -------
                                         (AMOUNTS IN THOUSANDS, EXCEPT INSTALLATION DATA)
OTHER DATA:
EBITDA(6).............................  $ (8,371)  $(15,290)  $(10,839)  $(10,114)  $(8,370)  $(2,088)  $(1,223)
Cash flows from operating
  activities..........................    (8,133)   (11,855)   (10,026)   (11,160)   (7,549)   (2,571)   (1,072)
Cash flows from investing
  activities..........................      (324)    (8,641)     6,737        100      (989)     (299)     (274)
Cash flows from financing
  activities..........................    12,866     18,606      1,901     13,139    13,526     1,651    95,075
Depreciation and amortization.........       240        367         37        463       660       152       324
Capital expenditures..................       324        574        303        452       397        76       199
Deficiency of earnings to fixed
  charges(7)..........................   (10,364)   (16,420)   (11,278)   (10,868)   (9,412)   (2,327)   (4,270)
Stores with ERS ShelfNet System
  installed at end of period..........         7         13         21         42        65        48        71


---------------
(1) Reflects the consummation of the Combination immediately prior to the closing of the Initial Public Offering.

(2) The non-cash compensation expense recognized for 1993 included compensation earned for services prior to the Combination and compensation earned for the period subsequent to the Combination through December 31, 1993. Compensation expense recognized in 1994, 1995 and 1996 and for the first three months of 1997 related to services provided by employees during those periods.

(3) Prior to the closing of the Initial Public Offering, the Company was treated as an "S Corporation" for U.S. federal income tax purposes.

(4) In 1993, prior to the closing of the Initial Public Offering, the calculation of weighted average number of common shares outstanding included as common stock equivalents 725,104 shares subject to options outstanding. Subsequent to such closing, the calculation does not reflect common share equivalents that are anti-dilutive.

(5) Net loss per common share data for periods prior to December 31, 1993 has not been presented as it is not meaningful due to the Combination consummated immediately prior to the closing of the Initial Public Offering.

(6) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because the Company believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other consolidated operation or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity. For the years ended December 31, 1993 and 1994, EBITDA included non-cash charges for stock option compensation expense of $7.5 million and $1.1 million, respectively; for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, such amounts were not material.

(7) For purposes of determining the deficiency of earnings to fixed charges, "earnings" consist of earnings before fixed charges and "fixed charges" consist of interest on all debt and that portion of rental expense that the Company believes to be representative of interest.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The market for ESL systems is in the development stage, and the Company estimates that, as of March 31, 1997, approximately 125 stores in the United States were operating such systems, out of a potential market in excess of 100,000 supermarkets and other stores. Large supermarket chains have tested the productivity benefits as well as the technical functionality of ESL systems in pilot stores, as a result of which the Company believes they are in a position to consider rolling out the systems. The Company's objective is to be the worldwide leader in the emerging ESL system market as product adoption and penetration increases.

     Because the market for ESL systems is in the development stage, market acceptance of and demand for these systems are subject to a high level of uncertainty. The Company's success will depend upon the rate at and extent to which retailers choose to install ESL systems throughout their stores. The initial acceptance and rate of installation by retailers may be affected by numerous factors beyond the Company's control, including the customer's assessment of the benefits of and the need for ESL systems and the customer's available capital resources.

     Since its inception in April 1990, the Company has been engaged primarily in the development, design, market testing and, more recently, sale of the ERS ShelfNet System. The Company subcontracts to third parties the manufacture and assembly of the components comprising the ERS ShelfNet System. In addition, the Company engages unaffiliated parties to augment its internal development resources and to assist it in the continued development of the ERS ShelfNet System. Since inception and through March 31, 1997, the Company has generated cumulative revenues of $13.1 million, and has incurred a cumulative net loss of approximately $70 million, which excludes non-cash charges in the amount of $8.6 million for stock option compensation expense.

     The Company historically has marketed the ERS ShelfNet System for sale at prices generally in excess of $100,000 per store. The purchase of an ESL system from the Company has therefore represented a significant capital expenditure for capital-constrained retailers. The Company now intends also to market its ERS ShelfNet System on a fee based arrangement whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers (generally for a period of up to five years), who will pay monthly fees to the Company based largely on their actual usage of the system. The Company believes the SayGo Plan will increase market acceptance of the ERS ShelfNet System. However, there can be no assurance that the pricing strategy will be accepted by customers or will be successful in helping the Company to attain profitability.

     Under the SayGo Plan, the Company will recognize revenues as monthly usage and other fees are billed to customers. Also, under the SayGo Plan the Company will retain ownership of the systems, which will be reflected as long-term assets on the Company's consolidated balance sheet and which will be depreciated on a straight-line basis over the shorter of their economic lives or five years. Such assets will be subject to periodic impairment testing as prescribed by Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1997 AND 1996


     Revenues. During the three month period ended March 31, 1997, the Company's total revenues were $520,000 compared to $1,221,000 in the corresponding quarter in 1996. Product sales in the first quarter of 1997 included $122,000 of software license fees (48% of product sales for the quarter); no such revenues were recorded in the comparable quarter of the prior year. In each of the three month periods ended March 31, 1997 and 1996, product sales were to three customers within the supermarket industry. The decrease in revenues attributable to product sales in first quarter 1997 compared to first quarter 1996 reflects the reduced demand for the Company's previous generation product attendant to plans to introduce the new generation product. Maintenance revenues for the three months ended March 31, 1997 increased to $266,000 from $173,000 in the corresponding 1996 period reflecting a larger installed customer base. The Company anticipates that past patterns in revenues may not be indicative of future results of operations as the Company introduces its SayGo Plan, under which the Company will recognize revenues as monthly usage and other fees are billed to customers. See "Business -- Marketing".


     Cost of goods sold. Cost of goods sold consists of the cost of hardware components of the ERS ShelfNet System, system installation costs, depreciation of tools and dies owned by the Company and utilized in the manufacturing of hardware components, amortization of capitalized product development costs, warranty and maintenance costs, freight and inventory obsolescence.

     In connection with introduction of the SayGo Plan, the Company will depreciate the cost of hardware components of its system over the shorter of their estimated useful lives or five years.

     Cost of goods sold was $565,000 for the three months ended March 31, 1997, compared to $1,444,000 for the three months ended March 31, 1996, reflecting decreased product sales in 1997. The gross loss (cost of goods sold in excess of revenues) decreased to 9% in the first quarter of 1997, from 18% in the first quarter of 1996. Cost of goods sold for the three months ended March 31, 1997 included warranty and maintenance expenses of $242,000 compared to $200,000 for the same period in 1996, reflecting the growing installation base for the ERS ShelfNet System. The Company anticipates that system enhancements to be implemented in 1997 will decrease future warranty and maintenance expenses per installation and, in the future, that the cost of goods sold will decrease as a percentage of revenues as a result of higher manufacturing volumes of its components and as the installation process is improved.

     Selling, General and Administrative. Selling, general and administrative costs consist of costs associated with selling and administrative staff, overhead, market research and development, and customer service personnel. Selling, general and administrative costs increased to $2,017,000 for the three month period ended March 31, 1997, compared to $1,696,000 for the same period in 1996. This increase reflects efforts to expand the Company's organization in anticipation of sales growth.

     Research and Development. Research and development expenses were $490,000 for the three month period ended March 31, 1997 compared to $313,000 for the same period in 1996, reflecting increased hardware engineering activities. Additionally, for the three month periods ended March 31, 1997 and 1996, respectively, the Company capitalized $75,000 and $223,000 of product development software costs that will be amortized over the shorter of the estimated useful life of the related software product or process or three years.

     Interest Income. Interest income increased to $1,046,000 for the three month period ended March 31, 1997, compared to $34,000 for the same period in 1996, due to increased cash and cash equivalents available for investment, including the proceeds of the Private Placement.


     Interest Expense. Interest expense increased to $2,723,000 for the three month period ended March 31, 1997, compared to $87,000 for the same period in 1996. Interest expense in 1996 and 1997 included interest on amounts borrowed from the CDA and additionally, in 1997, interest on the Notes. Commencing with the consummation of the Private Placement in January 1997, the Company will record interest on an amount equal to the gross proceeds from the Private Placement plus prior recorded and unpaid interest at the annual rate of 13.25%. Additional expense will be recorded as a result of the amortization of the discount recorded on the Notes (for value attributed to the Warrants) and the amortization of costs of issuance.


     Income Taxes. The Company has incurred net losses since inception which have generated net operating loss carryforwards of approximately $46 million for federal and state income tax purposes, which are available to offset future taxable income and expire through the year 2012 for federal income tax purposes. In consideration of the Company's accumulated losses through March 31, 1997 and the uncertainty of its ability to utilize any future tax benefits resulting from these losses, the impact of this potential tax benefit has been eliminated in the Company's condensed consolidated financial statements. See Note 11 of the Notes to Consolidated Financial Statements included elsewhere herein and "Risk Factors -- Potential Loss of NOLs".

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Revenues. The Company's revenues were $5,002,000 in 1996, compared to $2,973,000 in 1995. The increase of $2,029,000 in 1996 is primarily attributable to greater product sales in 1996, including software license fees in the amount of $243,000 (6% of product sales for 1996) recorded in the second quarter. The increase in revenue also reflects a $586,000 increase in maintenance revenue associated with a larger installed customer base. All revenues are attributable to sales to customers in the supermarket industry. In 1996, a single customer was responsible for 46% of revenues and 79% of revenues was attributable to three customers. Approximately 30% of revenues in 1995 was attributable to a single customer, with three customers accounting for 83% of total revenues.

     Cost of Goods Sold. Cost of goods sold was $6,204,000 in 1996 compared to $4,113,000 in 1995, reflecting increased product sales in 1996. The Company realized lower hardware component costs on installations during 1996 as compared to 1995, reflecting an increase in the use of high volume low cost suppliers. Cost of goods sold in 1996 includes warranty and maintenance expenses of $966,000, compared to $561,000 for such expenses in 1995. The increase in warranty and maintenance costs reflects the growing installation base for the ERS ShelfNet System.

     Cost of goods sold in 1996 also includes a special provision for excess inventory of $750,000 recorded in the fourth quarter of 1996, in connection with the introduction of the new generation electronic shelf labeling system.

     Selling, General and Administrative. Selling, general and administrative costs decreased $145,000, to $6,807,000 in 1996, compared to $6,952,000 in 1995, reflecting reduced discretionary spending in 1996.

     Research and Development. Research and development expenses were $1,117,000 in 1996 compared to $2,491,000 in 1995, reflecting the winding down or completion in 1996 of several hardware and software development projects commenced in prior years. During the years ended December 31, 1996 and 1995, the Company also capitalized product development costs of $592,000 and $475,000, respectively, that will be amortized over the shorter of the estimated useful life of the related software product or process or three years.

     Interest Income. Interest income increased to $302,000 in 1996 compared to $134,000 in 1995, due to increased cash and cash equivalents available for investment.

     Interest Expense. Interest expense increased to $382,000 in 1996 compared to $291,000 in 1995. Interest expense represents interest on amounts borrowed from the CDA and, through July 24, 1995, a revolving credit facility with the principal stockholders of the Company and members of the Board of Directors and their affiliates.

     Income Taxes. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize any future tax benefits resulting from these losses, the impact of this potential tax benefit has been eliminated in the Company's consolidated financial statements as of December 31, 1996 and 1995. See Note 11 of the Notes to Consolidated Financial Statements included elsewhere herein and "Risk Factors -- Potential Loss of NOLs".

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. The Company's revenues were $2,973,000 in 1995, compared to $2,376,000 in 1994. The increase of $597,000 in 1995 was attributable to an increase of $436,000 in product sales. The total increase in revenue also reflected a $161,000 increase in maintenance revenue associated with a larger installed customer base. All revenues were attributable to sales to customers in the supermarket industry. Approximately 30% of revenues in 1995 was attributable to a single customer, with three customers accounting for 83% of total revenues. In 1994, a single customer was responsible for 67% of revenues and 81% of revenues was attributable to two customers.

     Cost of Goods Sold. Cost of goods sold was $4,113,000 in 1995, compared to $3,822,000 in 1994, reflecting increased product sales in 1995. The Company realized lower hardware component costs on installations during 1995 as compared to 1994, reflecting an increase in the use of high volume, low cost suppliers. In addition, included in cost of goods sold in 1994 is $300,000 of product performance-related costs expected to be non-recurring. Such product performance-related costs included a $125,000 provision for the upgrade of certain prior customer installations with an enhanced version of a component of the ERS ShelfNet System and the costs of a special quality and performance audit of customer installations. Cost of goods sold in 1995 included warranty and maintenance expenses of $561,000. The comparable costs in 1994 were $206,000, excluding such special product performance-related costs. The increase in warranty and maintenance costs reflected the growing installation base for the ERS ShelfNet System.

     Selling, General and Administrative. Selling, general and administrative costs increased $913,000, to $6,952,000 in 1995 compared to $6,039,000 in 1994.
The increase in selling, general and administrative costs was primarily attributable to efforts to expand the Company's organization in anticipation of sales growth.

     Research and Development. Research and development expenses were $2,491,000 in 1995, compared to $2,571,000 in 1994. Expenses incurred in the development of the hardware components of the ERS ShelfNet System were $1,523,000 in 1995, compared to $989,000 in 1994, due to an increased use of third parties to augment the Company's internal activities in the area of long-term product development. Expenses incurred in the development of the Company's software system were $968,000 in 1995, compared to $1,582,000 in 1994. During the year ended December 31, 1995, the Company also capitalized $475,000 of product development costs that will be amortized over the shorter of the economic life of the related software product or process or three years.

     Stock Option Compensation. The Company recorded non-cash compensation expense of $27,000 in 1995 and $1,119,000 in 1994. Non-cash compensation expense results from the Company's issuance of stock options to employees at exercise prices below the fair market value at the date of grant and is recognized as expense over the employees' respective service periods.

     Interest Income. Interest income decreased to $134,000 in 1995, compared to $288,000 in 1994, due to the decrease in the level of short-term investments. Short-term investments were sold during 1995 and 1994 to fund the Company's operating cash requirements.

     Interest Expense. Interest expense increased $226,000 to $291,000 in 1995, compared to interest expense of $65,000 in 1994. Interest expense represented interest on amounts borrowed from the CDA and, through July 24, 1995, a revolving credit facility between the Company and members of the Board of Directors and their affiliates.

     Gain (Loss) on Short-Term Investments. The Company recognized $6,000 in gains in 1995 and $177,000 in losses in 1994 on the market value of short-term investments. There were no unrealized gains or losses on short-term investments at December 31, 1995. At December 31, 1994, short-term investments of $1,027,000 were recorded net of a valuation allowance of $77,000 for unrealized losses. The remaining $100,000 of such losses had been realized in 1994.


     Income Taxes. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize any future tax benefits resulting from these losses, the impact of this potential tax benefit has been eliminated in the Company's Consolidated Financial Statements as of December 31, 1995 and 1994. See Note 11 of the Notes to Consolidated Financial Statements included herein and "Risk Factors -- Potential Loss of NOLs".


LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1997, the Company had net working capital of $102,432,000, reflecting cash and cash equivalents of $101,927,000, compared to net working capital of $8,764,000, reflecting cash and cash equivalents of $8,198,000, at December 31, 1996 and net working capital of $5,283,000, reflecting cash and cash equivalents of $3,210,000 at December 31, 1995. The increase in net working capital and in cash and cash equivalents during 1997 resulted primarily from $95 million in net proceeds raised in the Private Placement, and in 1996 resulted primarily from the offshore public offering and contemporaneous private placement (the "1996 Transactions") of Common Stock in July 1996, ($12 million), and additional borrowings during the first quarter of 1996 under the Company's facility with the CDA ($1.65 million).

     Net cash used in operations was $1,072,000 for the three months ended March 31, 1997, compared to net cash of $2,571,000 used for operating activities for the three months ended March 31, 1996. In the first quarter of 1997, the net loss of $4,270,000 included $2,468,000 of non-cash interest expense not used by operations. Net cash used in operations was $7,549,000 in 1996 compared to net cash of $11,160,000 used for operating activities in 1995, resulting primarily from the net losses of $9,412,000 and $10,868,000, respectively, for such periods. The 1996 and 1995 net losses reflect non cash provisions for doubtful accounts receivable of $168,000 and $82,000, respectively, and for inventory obsolescence of $843,000 and $94,000, respectively. The 1996 improvement in net cash used in operations also reflected decreases in trade accounts receivable (net of allowance for doubtful accounts) of $294,000 and inventory (net of reserves) of $1,052,000, compared to increases of $853,000 and $497,000, respectively, for such items during the prior year. During 1996, current liabilities decreased $217,000, reflecting a reduction in outstanding trade payables, compared to an increase of $820,000 in the prior year.

     Cash used in investing activities totaled $274,000 for the three months ended March 31, 1997, compared to $299,000 of cash used for investing activities for the three months ended March 31, 1996, and $989,000 in 1996 compared to $100,000 of cash provided by investing activities in 1995. Investing activities included capital expenditures of $199,000 and $76,000 for the three months ended, respectively, March 31, 1997 and 1996, and $397,000 and $452,000 in 1996
and 1995, respectively. The Company also incurred $75,000 and $223,000 in product development costs during the respective quarterly periods and $592,000 and $475,000 in 1996 and 1995, respectively, in product development costs. In 1995, cash provided by investing activities also included $1,027,000 from the sale of short-term investments.

     In addition to selling the ERS ShelfNet System to customers at a price generally in excess of $100,000 per store, under the Company's proposed SayGo Plan the Company will offer the system on a fee-based arrangement whereby the Company retains ownership of the system. See "Business -- Marketing and Sales -- SayGo Agreements" below for a description of fixed and variable charges proposed by the Company under the SayGo Plan. As a result, the Company will have substantial cash requirements for manufacturing and carrying costs attendant to introduction of the SayGo Plan, which will not initially be covered by revenues calculated on the basis of usage fees paid by customers. Accordingly, the Company will require substantial funds in order to support the introduction of the SayGo Plan.

     To date, the Company has not generated positive cash flow from operations, and has historically funded its operations primarily through loans from its stockholders, the sale of interests in an affiliated partnership, the Initial Public Offering consummated in 1993, its arrangements with the CDA, the sale of Series A Cumulative, Convertible Preferred Stock $1.00 par value ("Series A Preferred Stock"), to members of the Board of Directors and their affiliates, the 1996 Transactions, and the Private Placement.

     Cash from financing activities provided $95,075,000 in first quarter 1997 compared to $1,651,000 in the first quarter of 1996, and $13,526,000 in 1996 compared to $13,139,000 in 1995. In July 1996, the Company completed: (i) the offshore public offering of an aggregate of 4,963,500 shares of its Common Stock, in accordance with Regulation S under the Securities Act, and (ii) the contemporaneous private placement of an aggregate of 911,657 shares of Common Stock to subscribers, including certain members of the Board of Directors and their affiliates. In connection with completion of such transactions, holders of all 125,556 outstanding shares of the Series A Preferred Stock converted their shares, in accordance with their terms, into an aggregate of 3,138,900 shares of Common Stock, in exchange for payments aggregating $235,000. The aggregate proceeds to the Company in such transactions were approximately $12 million (exclusive of non-cash expenses represented by the issuance of 218,957 shares of Common stock as commissions).

     In addition, the Company borrowed the remaining $1,650,000 under its facility with the CDA (all such indebtedness under such facility, the "CDA Indebtedness") during the first quarter of 1996. The aggregate of $5,000,000 of CDA Indebtedness is repayable five years after the August 1994 closing on such facility and is convertible to shares of Common Stock, through August 12, 1997 at an adjusted conversion price calculated at $3.00 plus the average market price of the Common Stock during the eighteen months prior to conversion and thereafter at $3.00 plus the average market price of the Common Stock during the twelve months prior to conversion. At closing, the CDA acquired five-year warrants to purchase 699,724 shares (as adjusted through

December 31, 1996) of Common Stock, exercisable at an adjusted price through August 12, 1997 calculated as $2.58 plus the average market price of the Common Stock during the eighteen months prior to exercise, and thereafter as $2.58 plus the average market price of the Common Stock during the twelve months prior to exercise. Under its arrangements with the CDA, the Company will be obligated to comply with certain covenants (some of which remain in effect for up to ten years from closing), whether or not the CDA Indebtedness has been repaid in full, or be subject to certain penalties including immediate repayment of the CDA Indebtedness in full. In the event of specified changes in control of the Company coupled with prepayment of its note, the Company has rights to repurchase such warrants and shares at the fair market value thereof (calculated pursuant to such arrangements), and thereby, subject to the foregoing, extinguish such covenants. In all events (and notwithstanding any such repurchase), if the Company relocates outside of Connecticut before August 2004, all advances made by the CDA are subject to acceleration, together with a penalty of $250,000.

     In January 1997, the Company completed the private sale of 147,312 Units, consisting of $147,312,000 principal amount at maturity of the Old Notes and Warrants, which were sold to investors at a price aggregating $100 million ($95 million net proceeds to the Company). The Old Notes mature on February 1, 2004, with accrual of cash interest at the rate of 13 1/4% per annum commencing February 1, 2000, such interest payable thereafter on February 1 and August 1 of each year commencing August 1, 2000. The Old Notes may be called, at the Company's option, in whole or in part, at any time after February 1, 2001, and, upon specified change in control events, each holder has the right to require the Company to purchase its Old Notes at specified prices.

     The Indenture places limitations on operations and sales of assets by the Company or its subsidiaries, requires maintenance of certain financial ratios in order for the Company to incur additional indebtedness (subject to specified exceptions), requires the delivery by the Company's subsidiaries of guaranties if specified debt is subsequently incurred by such subsidiaries, and limits the Company's ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock. The Warrants are, subsequent to January 24, 1998, exercisable through February 1, 2004 with respect to an aggregate of 2,538,258 shares of Common Stock, at a per share price of $5.23.

     The Company will utilize the net proceeds from the Private Placement in connection with the anticipated expansion of its operations, including for manufacturing and carrying costs attendant to the SayGo Plan, and for general corporate purposes, including the funding of the Company's ongoing engineering and development efforts. The Company believes that the proceeds of the Private Placement, together with its other cash and cash equivalents, will be sufficient to meet the Company's currently anticipated operating and capital expenditure requirements for the foreseeable future.

     The Company continues actively to explore, evaluate and have discussions with respect to collaborative development projects and related arrangements, and the Company may consider additional transactions, consistent with the provisions of the Indenture, that will further enhance its liquidity. The Company has not reached any determination with respect to the size or nature of any such transaction or whether any such transaction will be undertaken, and there can be no assurance that any such transaction will be effected. The Company has engaged Patricof & Co. in connection with certain corporate finance services and, in addition to fees that become due if certain transactions are consummated, Patricof's retainer includes three-year warrants issued in the second quarter of 1997 exercisable with respect to 250,000 shares of Common Stock at an exercise price of $5.24 per share.

                                    BUSINESS

GENERAL

     The Company develops and provides ESL systems designed to allow supermarket chains and other retailers to increase productivity, reduce labor costs and improve management information systems. The Company is the leading provider in the United States of ESL systems, based on management's estimates of installed ESL systems. The ERS ShelfNet System has been designed as a productivity enhancing center store automation system which replaces paper price tags on retail shelves with electronic liquid crystal display units and provides a suite of applications to enhance a retailer's pricing, inventory, shelf management, merchandising and promotional activities. The ERS ShelfNet System is comprised of proprietary hardware and software that electronically link a store's shelves to its POS systems and central computer.

     The ERS ShelfNet System functions as a local area network, utilizing open systems networking architecture driven by the Company's software and communications hardware, which are designed to interface with other store and vendor applications. An ERS store-based local area network has up to 20,000 individual ESLs connected to a central server. Each ESL is a miniature data transceiver that is capable of storing, receiving and returning alphanumeric messages. The ERS ShelfNet System is designed to allow retailers to:


     - Implement price changes almost instantaneously from the store's central computer or directly from corporate or regional headquarters;



     - Ensure pricing integrity by accurately displaying and monitoring product prices;



     - Streamline stock monitoring activities to reduce lost sales resulting from the failure to properly stock items;



     - Increase the speed and accuracy of placing product displays and promotional material by reducing and simplifying the tasks required of store employees; and



     - Audit inventory more efficiently and improve computerized inventory ordering systems.


     ERS believes these features enable retailers to reduce labor costs, increase productivity and pricing accuracy, and improve inventory management, thereby raising such retailers' gross margins and lowering their operating costs in the highly competitive U.S. retailing market.


     As of March 31, 1997, the ERS ShelfNet System was installed in 70 U.S. retail stores, including stores owned by such leading supermarket chains as Vons, Stop & Shop, HEB, Big Y, Shaw's, Lucky, The Great Atlantic & Pacific Tea Company, Inc. and K Mart Corporation, and one supermarket owned by the Overwaitea Food Group in Canada. The Company's customers include five of the 15 largest supermarket chains in the United States. The Company estimates that, as of March 31, 1997, of the approximately 29,900 supermarkets in the United States, approximately 125 stores were operating ESL systems.


RECENT DEVELOPMENTS

     In December 1996, ERS announced that (i) it will launch a new marketing and pricing program designed to facilitate rapid market acceptance and installation of the ERS ShelfNet System and (ii) it planned in the first quarter of 1997 to introduce a new generation ERS ShelfNet System that provides spread spectrum microwave transmission of data directly to battery operated, wireless ESLs. The Company expects that implementation of these initiatives will reduce the cost of installing and maintaining the ERS ShelfNet System. In addition, in December 1996 ERS signed its first Letter of Intent providing for installation of the ERS ShelfNet System in approximately 60 supermarkets beginning in 1997, and is continuing its efforts to procure additional letters of intent. The Letter of Intent is, and all such additional arrangements will be, subject to numerous conditions, including the negotiation and execution of definitive contract terms.

NEW MARKETING AND PRICING PROGRAM

     The Company historically has marketed the ERS ShelfNet System for sale, at prices generally in excess of $100,000 per store. The purchase of an ESL system from the Company has therefore represented a significant capital expenditure for retailers. The Company now intends also to offer the ERS ShelfNet System on a fee based arrangement whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers (generally for a period of up to five years), who will pay monthly fees to the Company based primarily on their actual usage of the system. The Company believes that the SayGo Plan will accelerate market acceptance of the ERS ShelfNet System.

     Management estimates that, under the SayGo Plan, the annual cost savings and benefits realized by its anticipated supermarket customers using the ERS ShelfNet System could substantially exceed the anticipated annual cost to the customer for the new generation system proposed by ERS. For example, management estimates, based on studies conducted in collaboration with the Company's current customers, that cost savings and benefits to a supermarket with 15,000 ESLs that changes 2,500 to 4,500 prices per week could, under the Company's proposed SayGo Plan, provide an annual net contribution per store ranging from approximately $40,000 to approximately $240,000 through the anticipated level of usage of the applications afforded by the ERS ShelfNet System. However, there can be no assurance that any such benefits will be realized by any customer. See "Risk Factors -- Use of Assumptions to Estimate Net Cost Savings and Benefits".

ENHANCEMENT OF THE ERS SHELFNET SYSTEM

     In December 1996, the Company announced its plan to introduce the new generation ERS ShelfNet System, providing spread spectrum microwave transmission of data directly to wireless ESLs. The enhanced ERS ShelfNet System is designed to provide additional flexibility and convenience to customers by expanding potential coverage by the Company's ESLs to the entire store and allowing the retailer to change store placement of the ESLs more easily. The Company believes that the cost of installing and maintaining its wireless ESLs will be lower than that of its current ESL system, which requires the wiring of store aisles.

LETTERS OF INTENT

     In December 1996, ERS signed its first non-binding Letter of Intent providing for installation of the ERS ShelfNet System under the SayGo Plan in approximately 60 supermarkets beginning in 1997, and is continuing its efforts to procure additional letters of intent. The Letter of Intent is, and all such additional arrangements, will be, subject to numerous conditions, including negotiation and execution of definitive contract terms. See " -- Marketing and Sales" below for a description of the terms to be proposed initially by the Company.

SECURITIES OFFERINGS

     In July 1996, the Company raised approximately $12 million in net proceeds pursuant to an offshore public offering of shares of Common Stock in accordance with Regulation S under the Securities Act and the contemporaneous private placement of Common Stock to subscribers, including members of the Board of Directors and their affiliates. In January 1997, the Company raised approximately $95 million in net proceeds as a result of the Private Placement.

BUSINESS STRATEGY

     The Company's strategy is to achieve increasing recurring revenue through greater market penetration of the ERS ShelfNet System. The Company intends: (i) to focus its initial marketing efforts under the SayGo Plan on the supermarket sector of the retail industry; (ii) to continue to reduce the manufacturing costs of the system to increase the Company's profitability; and (iii) to continue to enhance, develop and support value-added applications of the ERS ShelfNet System.

     - SayGo Plan. The Company believes that its SayGo Plan will facilitate more rapid market acceptance of the ERS ShelfNet System because it does not require an initial cash investment by the customer. The Company intends to use the proceeds from the Private Placement to install the ERS ShelfNet System in supermarkets under the SayGo Plan.

     - Initial Focus on Supermarket Sector. The Company intends initially to focus its marketing efforts on the supermarket sector because of the Company's established relationships with supermarket chains and because of the Company's belief that supermarket operators generally are more receptive than other retailers to utilizing technology to reduce operating costs and improve productivity. The Company estimates that, as of March 31, 1997, of the approximately 29,900 supermarkets in the United States, approximately 125 stores were operating ESL systems.


     - Reduce Manufacturing Costs. The Company intends to continue its efforts to reduce the cost of manufacturing its wireless ESLs through the application of established chip manufacturing techniques to the ESL's integrated circuit, the integration of various components in the ESL and the achievement of significant economies of scale expected as a result of the higher manufacturing volumes the Company believes will arise from the implementation of the SayGo Plan.

     - Value-Added Applications. In order to increase the appeal of the Company's system to prospective customers (by increasing the level of potential cost savings) and to encourage existing customers to adopt the new generation system and install additional systems, the Company intends to develop additional productivity enhancing applications for, and enhance existing applications of, the ERS ShelfNet System.


RETAIL INDUSTRY OVERVIEW

     The Company's target market consists of retailers that stock a large number of stockkeeping units ("SKUs"), operate in highly competitive environments, have relatively low margins and change prices frequently. Such retailers include supermarkets, discount mass merchandisers, chain drug stores and convenience stores. The Company believes that such retailers generally seek automated solutions to reduce labor costs and improve efficiencies in operations. The approximate number of supermarkets, discount mass merchandisers, chain drug stores and convenience stores in the United States is set forth in the table below. The table does not include the European market, where the aggregate number of comparable stores is greater than in the United States.

                                                                             NUMBER
                                                                               OF
                                   TYPE OF STORE                             STORES
        -------------------------------------------------------------------  -------
        Supermarkets.......................................................   29,870
        Discount mass merchandisers........................................   10,075
        Chain drug stores..................................................   19,995
        Convenience stores.................................................   56,000
                                                                             -------
                  Total....................................................  115,940
                                                                             =======


     Source: Progressive Grocer Annual Report, April 1997; MMR Annual Report, April 21, 1997.


     The Company believes that many of its target retailers are capital constrained and have compared potential investments in the ERS ShelfNet System to alternative capital expenditures. Such alternative uses of capital include purchasing additional stores, remodeling and refurbishing existing stores, making acquisitions and investing in technology, including ESL systems. The Company's SayGo Plan is designed to eliminate a retailer's upfront cash cost to install the ERS ShelfNet System, instead assessing charges largely for services the retailer actually uses. Thus, the ERS ShelfNet System will constitute an operating expense (that the Company estimates to be more than offset by cost savings and benefits) rather than a capital expenditure for retailers, allowing retailers to conserve capital for other projects while also choosing to install the ERS ShelfNet System.

SUPERMARKET SECTOR

     The supermarket sector is mature, intensely competitive and tends to have margins that are among the lowest in the retailing industry. The Company estimates that an average supermarket stocks approximately 19,500 SKUs, most of which are available at competitive stores, and runs frequent promotions with respect to many of these items. As a result, a supermarket's success depends in large part on the efficiency of its operations, which in turn affects its ability to offer competitive prices and maintain acceptable operating margins. Supermarkets are under constant pressure to reduce costs, manage inventory more effectively and offer competitive prices.

     Historically, supermarkets have been among the first retailers to adopt technologies designed to reduce labor and other costs, improve operations and enhance customer service. For example, POS scanners were first introduced in the supermarket sector and have achieved the greatest level of market penetration there. While fewer than 15 supermarkets in the United States had POS scanners in 1974, by 1995 approximately 95% of all chain supermarket stores and approximately 80% of independent supermarket stores had installed POS scanners. POS systems have enabled retailers to reduce labor costs, improve pricing integrity and increase efficiency while also providing additional applications such as electronic funds transfer and computerized inventory management. The Company believes that supermarkets and other retailers will more quickly adopt other technological innovations as a result of their experience with POS scanners. As a result, and because of the Company's established relationships with supermarket chains and its installed base of ERS ShelfNet Systems in supermarkets, the Company intends to continue to focus its marketing efforts in the supermarket sector.

CHALLENGES FACING RETAILERS THAT AFFECT THE COMPANY

     The Company has designed the ERS ShelfNet System to address retailer productivity, labor costs, merchandising and competitive market share issues, as summarized below:

MANUAL PRICE CHANGES

     Although POS systems have enabled supermarkets to achieve efficiencies at the "front end" of the store, the center of the typical store has not been automated and remains labor intensive. The Company estimates that an average supermarket carries approximately 19,500 SKUs and changes approximately 2,500 prices per week at the shelf with newly printed paper labels. These price changes require numerous manual steps resulting in (i) significant labor costs and (ii) delays in implementing price changes following special promotions or increases in wholesale costs, both of which adversely affect supermarket profitability.

PRICING INTEGRITY

     In addition to being labor intensive and time-consuming, manual implementation of price changes also is more susceptible to pricing inaccuracy. Stores with inaccurate prices risk customer dissatisfaction as well as fines and penalties levied by governmental agencies. According to Supermarket News, February 5, 1996, over 90% of supermarket executives surveyed rate the issue of pricing verification as extremely or highly important. As a result, supermarket operators incur significant expense in auditing pricing integrity and correcting pricing inaccuracies.

MERCHANDISING MANAGEMENT

     Supermarkets actively promote products at the shelf with a variety of merchandising materials such as "hangers" or "bibs", which are affixed to the shelf or a product's price label and alert consumers to pricing or promotional activities. Supermarkets install and remove bibs manually, with employees generally walking the aisle and checking promotional items against a printed list arranged according to the shelfset schematics (called "planograms"). The Company believes using such a printed list is an unnecessarily time-consuming, inaccurate and costly process.

REPLENISHMENT/INVENTORY MANAGEMENT

     Supermarkets lose sales (and their corresponding margins) when products are inadvertently missing from designated planogrammed shelves, often due to lost or damaged paper labels. In addition, damaged and handwritten paper labels result in increased order entry errors, which increases both out-of-stocks (resulting in lost sales) and labor costs associated with the product ordering process.

SHELFSET MANAGEMENT

     Typically, supermarkets carefully develop planograms for the management of products and product categories in the stores, on the belief that products perform best in the aggregate when arranged on shelves in the quantities and with the facings prescribed by the planogram. When paper labels are lost, damaged or moved, deviations from the planogram occur, resulting in a higher incidence of out-of-stock items, loss of sales of potentially high margin items, continued stocking of discontinued or unauthorized products, and increased time and labor associated with new cut-ins to a shelfset that differ from the planogram.

ERS SHELFNET APPLICATIONS

     The ERS ShelfNet System has been designed (i) to replace paper price tags on retail shelves with electronic liquid crystal display units, and (ii) to provide a suite of applications to address the challenges to retailers of manual price changes, pricing integrity, merchandising management, replenishment/inventory management and shelfset management. The ERS ShelfNet System's applications are designed to include Instant Response Pricing to eliminate manual price changes, Integrated Electronic Pricing to ensure pricing integrity, Quick Point-of Purchase (QuickPop(R)) Merchandising to reduce the cost of changing merchandising materials, AccuStock(TM) to facilitate inventory replenishment and ShelfSet Audit to provide for efficient shelfset management.

       RETAIL CHALLENGE                                  ERS SOLUTION
------------------------------    -----------------------------------------------------------
Manual Price Changes..........    Instant Response Pricing.  The ERS ShelfNet System allows
                                  retailers to implement price changes almost instantaneously from the store's central computer or directly from
                                  corporate or regional headquarters, which the Company
                                  believes facilitates significant labor savings from manual implementation of price changes. In addition, electronic
                                  price changes are significantly faster to implement, which the Company believes leads to increased margins as prices
                                  may be increased promptly following special promotions or
                                  increases in wholesale prices.

Pricing Integrity.............    Integrated Electronic Pricing.  The ERS ShelfNet System
                                  electronically links a store's POS systems and its ESLs,
                                  virtually eliminating discrepancies between prices
                                  displayed on the store shelves and prices charged at
                                  checkout. This assurance of pricing integrity permits
                                  retailers to reduce or eliminate manual pricing audits and fines paid to governmental entities for pricing
                                  inaccuracies. In addition, such pricing accuracy can result in fewer price checks and errors at checkout, can result in faster checkout times, improved cashier productivity and
                                  increased customer satisfaction.

       RETAIL CHALLENGE                                  ERS SOLUTION
------------------------------    -----------------------------------------------------------
Merchandising Management......    QuickP.O.P.  The ERS ShelfNet System's QuickP.O.P.
                                  application is designed to increase the speed and accuracy of placing product displays and promotional material by
                                  displaying a signal on the ESLs of products that require
                                  the addition or removal of merchandising bibs or hangers.
                                  This is intended to eliminate the time-consuming and
                                  potentially inaccurate manual process of checking
                                  promotional items against a printed list arranged according to the planogram.
Replenishment/Inventory
  Management..................    AccuStock.  The ERS ShelfNet System's AccuStock application is designed to allow authorized store personnel to change
                                  ESLs from a price display to an out-of-stock message. This procedure replaces the current system of noting
                                  out-of-stocks manually, with the use of a label scanner,
                                  which requires follow-up by the store employee. AccuStock
                                  facilitates simple notation of out-of-stocks during normal stocking procedures, with the system automatically
                                  generating an out-of-stock report that can be resolved
                                  quickly by store management. In addition, the display of an out-of-stock message, rather than removal of a paper label, holds the shelf placement for the missing product,
                                  increasing planogram integrity.

Shelfset Management...........    ShelfSet Audit.  The ERS ShelfNet System is designed to
                                  maintain shelfsets more easily, because the ESLs stay
                                  locked in place and cannot be moved back and forth as can
                                  paper tags. In addition, the ESL is designed to display
                                  product facing information and section, shelf, and bay
                                  locations for simple, more accurate and less paper-
                                  intensive planogram implementations or changes. These
                                  features are intended to reduce labor associated with
                                  shelfset management and stocking and increase planogram
                                  compliance and monitoring.

Management estimates that, under the SayGo Plan, the cost savings and benefits to its anticipated supermarket customers using the ERS ShelfNet System (including the full suite of its applications at the anticipated level of usage) could provide an annual net contribution per store ranging from approximately $40,000 to approximately $240,000. See " -- Recent Developments -- New Marketing and Pricing Program" above.

THE ERS SHELFNET SYSTEM

     The Company's ESL system replaces paper price tags on retail shelves with liquid crystal display labels and transmits pricing and other information to and from the shelf edge. The Company's new generation system permits the transmission of data directly to wireless ESLs.

     Each ERS ShelfNet System generally consists of 10,000 to 20,000 ESLs and the necessary communication and support infrastructure to link the ESLs with the store's central computer and POS systems. The Company's new generation system consists of the following components:

ELECTRONIC SHELF LABEL

     Each ESL is a mini data transceiver contained in a plastic case, which displays price and other information by means of a wide-angle view liquid crystal display window. The ESL is also able to display pricing and other promotional information for the consumer and inventory and reorder information for store employees, and is equipped with two buttons designed to allow store staff to interact with the store computers from the ESL on the shelf. The Company offers four different sizes and types of ESLs for use in different applications, such as SKUs for coolers and freezers. The Company's currently installed ESLs are powered through the rails to which they are connected, whereas the wireless ESLs are powered by long-life batteries.

SPREAD SPECTRUM WIRELESS NETWORK

     Communication to the ESLs is managed by a high frequency, real-time communication system that uses spread spectrum technology. Active cell antennae in the store ceiling send and receive signals to and from wireless ESLs in their respective coverage areas. The cells form a radio frequency infrastructure in which multiple, non-overlapping cells may be active simultaneously, while overlapping cells synchronize their transmissions, permitting spectrum re-use. The redundancy of transmission provided by ERS' spread spectrum network helps to eliminate interference problems and to ensure that complete information is clearly communicated.

COMMUNICATION HUB

     The local area network's communication hub, located in the store's back office area, has two functions: (i) the hub distributes signals to the ESLs through computerized information processors which relay information to active cell antennae in the store ceiling and from the antennae to the individual product ESLs located on the shelf and (ii) the hub receives information from the information processors which has been relayed by the antennae in the ceiling after receipt from the ESLs located on the shelf.

SYSTEM CONTROLLER

     The system controller is a personal computer or the existing in-store processor, also located in the store's back office area, which is linked directly to the store's electronic POS system. The system software resides in the system controller, and allows the same pricing data that is incorporated into the POS system to be used with the ERS ShelfNet System simultaneously. The system controller communicates the pricing or other data directly to and from the communication hub. The system controller is designed to receive information from the store's corporate or regional headquarters (such as product price or promotional information) and to communicate data to such headquarters (such as product order information).

SOFTWARE SYSTEM

     The Company's ESL system is designed to be compatible with electronic POS scanning systems and is compatible with systems provided by the three major, worldwide suppliers of POS systems, IBM, NCR, and Fujitsu-ICL. The Company's system may also be interfaced with major store operating systems, such as OS/2, Windows NT and Unix. Because the "intelligence" of the ERS ShelfNet System is located in the system controller and not the individual ESLs, the Company is able to incorporate new functions into its system by upgrading software without replacing any hardware.

     The Company's system can be linked to an in-store laser printer capable of printing paper overlays for ESLs, paper labels for non-electronic shelves and other promotional items. The Company furnishes its customers with specific procedures and guidelines for each application which show store managers how to utilize the ERS system and software tools, and a data collection and analysis format to document productivity increases and to monitor ongoing improvements in store operations.

MARKETING AND SALES

GENERAL

     The Company historically has marketed its ERS ShelfNet System for sale, at prices generally in excess of $100,000 per store, a significant capital expenditure for retailers. The Company now intends also to market the ERS ShelfNet System under its SayGo Plan, whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers who will pay monthly fees to the Company based largely on their actual usage of the system.

     The Company will continue to focus its marketing efforts on major national and regional supermarket chains. The Company believes that each supermarket chain will typically choose a single supplier of ESL systems to maximize chainwide efficiency. Therefore, the Company's marketing strategy is to make installations in a small number of stores in each of the largest supermarket chains in North America and then to build upon such installations by installing systems through the rest of the chain's stores. In response to retailing trends, the Company has also increased its marketing efforts to mass merchandisers.

     Based upon its experience to date, the Company expects that the adoption process for the ERS ShelfNet System will occur in four successive phases, as follows:

     -- Detailed review of store procedures and systems and documentation of expected cost savings and benefits;

     -- Agreement for multi-store adoption of the ERS ShelfNet System subject to design, installation and implementation of a single store evaluation system and concurrent design of integration plans, operating procedures and training programs for broader use by the retailer;

     -- Installation of the first group of stores within a chain, defined by a geographic or merchandising region, to establish final chain-wide operating procedures; and

     -- Chain-wide commercial rollout.

SAYGO AGREEMENTS

     In December 1996, the Company signed its first non-binding Letter of Intent providing for installation of the ERS ShelfNet System under the SayGo Plan, and is continuing its efforts to procure additional letters of intent. The Letter of Intent is, and all such additional arrangements will be, subject to numerous conditions, including negotiation and execution of definitive contract terms.

     Under the terms proposed by the Company, the Company will own the ERS ShelfNet System and furnish the system to qualified customers, identified by the Company as those retailers who meet minimum requirements with respect to price change potential per store and number of ESLs ordered. The Company's contract with such customers will provide for: (i) a fixed rate charge per ESL per month and (ii) a base rate charge per ESL price change, less volume discounts. Charges will be billed to the customer on a monthly basis. In addition to such amounts, the Company will collect transaction fees for usage of each value added application.

     The Company's proposals will allow the customer to terminate the program and return the Company's system at any time after the first twelve months. The customer's fees will cease upon termination, except for agreed upon amounts in certain circumstances.

     Under the SayGo Plan, the Company will recognize revenues as monthly usage and other fees are billed to customers, and will depreciate the cost of hardware components of its systems over the shorter of their estimated useful lives or five years. In connection with introduction of the SayGo Plan, the Company will have substantial cash requirements for manufacturing and carrying costs which will not initially be covered by revenues.

ORGANIZATION

     The Company currently markets its products directly to major retail chains through a marketing and sales force. The Company's marketing and sales personnel have significant retail experience, including experience in the POS system and local area network industries. The Company's marketing staff works with existing and potential customers to define their needs for ESL systems and to coordinate their implementation of the ERS ShelfNet System. The Company exhibits its system at major trade shows worldwide and produces and distributes promotional materials to increase market awareness of the Company's system. In addition, the Company will continue to investigate the feasibility of marketing its system through indirect channels such as value added resellers and distributors and, in this connection, in May 1997 announced its first letter of intent relative to such a distribution channel, which remains subject to definitive documentation.

COLLABORATIVE DEVELOPMENT

     The Company has collaborated with supermarket retailers and suppliers of in-store wireless networks, printing services, merchandise planning systems and other retail systems providers in order to develop a better understanding of customer needs and to offer comprehensive customer solutions. The Company will continue to pursue such efforts and will seek strategic partners to assist the Company in the broad market adoption and roll-out of the Company's new generation system.

CUSTOMERS

     As of March 31, 1997, the ERS ShelfNet System was installed in 70 U.S. retail stores, including those owned by such leading supermarket chains as Vons, Stop & Shop, HEB, Big Y, Shaw's, Lucky, The Great Atlantic & Pacific Tea Company, Inc., and K Mart Corporation, and one supermarket owned by the Overwaitea Food Group in Canada. The Company's customers include five of the 15 largest supermarket chains in the United States.

     In June 1996, the Company obtained a sub-contract from NCR under NCR's prime contract to upgrade POS systems at U.S. military commissaries, subject to receipt of purchase orders by the Company from NCR. Pursuant to such arrangements, NCR has delivered an order for a software license covering the installation of the ERS ShelfNet System.

     During the year ended December 31, 1994, HEB and Vons accounted for 14% and 67%, respectively, of the Company's consolidated revenues; and during the year ended December 31, 1995, HEB, Vons and Shaw's accounted for 30%, 27% and 26%, respectively, of the Company's consolidated revenues; and during the year ended December 31, 1996, Stop & Shop, Big Y and Shaw's accounted for 46%, 20% and 13%, respectively, of the Company's consolidated revenues.

INSTALLATION AND CUSTOMER SERVICE

     The ERS ShelfNet System is designed to be installed in a store without disrupting normal store operations. In connection with the introduction of its new generation system, the Company intends to use a team comprised of one Company employee and two sub-contracted installers to install communications infrastructure and software and, if rail strips are also ordered by the customer, up to an additional five sub-contracted installers to install such hardware. The ESLs generally will be programmed by the customer or at the Company's facilities and shipped to the site where they will be installed by the customer.

     The Company's customer service group is staffed with employees experienced in POS and other retail systems. The Company's SayGo Plan will commit the Company to a standard maintenance contract, at no additional charge, with extended maintenance services available at additional charges to the customer.

MANUFACTURING

     The Company utilizes third parties to manufacture and assemble the components comprising the ERS ShelfNet System. The Company's ESLs currently incorporate a microprocessor which is supplied solely by Sanyo. However, the Company believes that other suppliers could produce equivalent microprocessors within approximately four months. The Company's policy is to maintain an inventory of microprocessors sufficient to meet substantially all of its requirements during any such period. The Company intends to evaluate, from time to time, establishing relationships with other manufacturers of microprocessors to provide a second source of supply for its ESLs.

     The Company intends to maintain its practice of utilizing manufacturing subcontractors, and has a supply arrangement with Surface Mount Technology Ltd., of Hong Kong, for the assembly of ESLs. The Company also continues to utilize Modulus, Inc. as a domestic source for the assembly of its ESLs. The Company has not experienced interruptions or delays in the manufacture or assembly of its systems, and believes that alternative sources of system components are readily available.

ENGINEERING AND DEVELOPMENT

     The Company's principal engineering and development efforts have been conducted through software and hardware development groups located at its facilities in Connecticut and Massachusetts. These groups focus on improvements to current technology and also on new applications of existing technology. The Company's engineering staff also generates the functional specifications and development schedules for each of the Company's customers. The Company has also from time to time engaged third parties to design hardware components based upon requirements or specifications developed by the Company, and entered into arrangements with hardware and software developers to augment the Company's internal activities in the area of long-term product development. The Company's arrangements with such developers are typically subject to termination by the Company without penalty, and continuation of such arrangements will in each case depend upon the satisfactory achievement by such developers of specified milestones or other satisfactory performance by them.

     During the years ended December 31, 1994, 1995 and 1996, the Company incurred expenses for research and development activities of, respectively, $2,571,000, $2,491,000 and $1,117,000. During the years ended December 31, 1995 and December 31, 1996, the Company capitalized an aggregate of $475,000 and $592,000, respectively, in costs of internal labor and outside services associated with product development. During the three months ended March 31, 1996 and 1997, the Company incurred expenses for research and development of $313,000 and $490,000, respectively, and capitalized an aggregate of $223,000 and $75,000, respectively, of software product development costs.

INTELLECTUAL PROPERTY

     The Company has aggressively pursued an intellectual property rights strategy to protect its product developments. The Company's policy is to file patent applications to protect its technology, inventions and improvements that are important to the development of its business, and to seek copyright protection with respect to its software. The Company also relies upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain its competitive position.

     The Company holds thirteen United States patents and has eight additional United States patent applications pending, and eleven foreign patent applications pending. The Company also has other applications under preparation and intends to continue to file patent applications on its novel products and systems. Certain of these patents and patent applications are directed to salient features of the Company's ESL system, in particular relating to the ESL and associated hardware, and the communications network linking the components of the system.

     The Company's wholly-owned subsidiary, Amacrine International, Inc. ("Amacrine"), is entitled to use, and to grant sublicenses with respect to, certain Telepanel patents directed to an alphanumeric display module and radio frequency communications system, which Amacrine designed and developed for Telepanel under a technical services agreement which existed between such companies. The Company has become aware of certain statements made by Telepanel, which the Company believes are without merit, regarding whether Telepanel is entitled to a sublicense fee in respect of such patents.

     The Company attempts to protect certain computer software and service applications through the use of copyright and trade secret law. The Company relies on non-disclosure agreements with its employees, customers, consultants, and strategic partners.

     In 1993 in connection with the settlement of certain litigation, the Company was granted a limited non-exclusive license in the United States, Canada, the United Kingdom, Australia, Japan and Germany covering certain United States and foreign patents, of which Telepanel is the exclusive licensee, in consideration of a $700,000 payment made by the Company to Telepanel. During 1994, the United States patent underlying Telepanel's patent rights applicable to such license expired.

     See "Risk Factors -- Protection of Intellectual Property" for a description of certain risks involving the Company's intellectual property.

COMPETITION

     The Company believes that the only ESL system suppliers offering a product currently competing with the Company's system in the United States are Telepanel, Pricer and, recently, NCR. Telepanel has publicly reported the existence of an arrangement with IBM whereby IBM may market the Telepanel system. See " -- Intellectual Property" above for a description of the settlement in 1993 of certain patent litigation between the Company and Telepanel. The Company believes NCR also has developed and is testing an ESL system in the United States. Outside of the United States, in addition to Pricer, the Company expects to compete with a number of companies with ESL systems under development.

     As more fully described under "Risk Factors -- Competition and Technological Change" above, the emerging ESL system market is characterized by rapid technological advances and evolving industry standards, and the Company may be subject to a high degree of potential competition with additional companies which may attempt to develop or market competing ESL systems. In the future, the Company may face competition from vendors of POS systems, or scanner manufacturers which offer products related to POS systems, who may elect to enter the market for ESL systems. The ERS ShelfNet System is also subject to competition from vendors selling traditional paper labeling methods, as well as providers of hand-held portable data terminals.

     The principal competitive factors in the Company's business are product functionality, price/performance and reliability. The Company believes that it competes favorably on each of these factors.

EMPLOYEES

     As of December 31, 1996, the Company had 62 full-time employees, consisting of 26 engaged in engineering and development and manufacturing support, 12 in marketing and sales activities, 18 in customer services and six in general administrative and executive functions. At such date, the Company had an additional 27 part-time employees, engaged primarily in customer service functions. The Company does not have a collective bargaining agreement with any of its employees and considers its relationship with its employees to be excellent.

FACILITIES


     The Company's executive offices are located at 372 Danbury Road, Wilton, Connecticut, where the Company leases approximately 14,700 square feet of space (exclusive of space subleased to an affiliate). The Company's lease expires in July 1997 and requires payment of annual rent (net of sublease payments) in the amount of approximately $241,000 (in addition to increases in operating expenses and real estate taxes). Of the Company's space in Wilton, approximately 1,900 square feet is devoted to office and administrative uses, approximately 6,600 square feet to engineering and development activities, and approximately 6,200 square feet to marketing, sales and customer service functions.



     The Company plans to enter into a ten-year lease for new executive offices in Norwalk, Connecticut, which the Company would occupy in July 1997. The lease would cover approximately 16,800 square feet of space and require payment of annual rent (in addition to increases in operating expenses and real estate taxes) in an initial amount of approximately $267,000 increasing to approximately $407,000 in the final year, subject to the Company's right to terminate the lease after five years upon payment of specified sums.


     The Company leases an additional space of approximately 10,000 square feet for engineering and development activities in Westford, Massachusetts, and at other smaller locations where required to support its operations. The foregoing facilities are regarded by management as adequate in all material respects for the current requirements of the Company's business.

     As described under Note 6 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus, the CDA Note is secured by the assets of the Company and the Principal Subsidiary.

LEGAL PROCEEDINGS

     In 1992, in proceedings commenced by the Company in the High Court of Justice, Chancery Division, England against defendants John Baxter and Epsi'lanne (UK) Limited, the defendants served counterclaims seeking, among other things, to enjoin the Company from selling its system in the United Kingdom. The Company does not believe that these counterclaims have any merit.

GOVERNMENT REGULATION

     Accuracy in pricing on the part of supermarkets has been an objective of state and local regulation. At least 18 states currently have laws or regulations requiring some form of "unit pricing" (which require prices and price per measure to be displayed at the shelf), and at least nine states (and other local jurisdictions) have laws requiring "item pricing" (which require the marking of prices on individual consumer packages for some or all products in the retail store). The existence of item pricing laws applicable to any of the Company's intended customers increases such customers' costs of providing price information to consumers and may decrease or eliminate some of the potential benefits of implementation of the ERS ShelfNet System. In some of the states that have item pricing laws, such pricing is not required if the price is clearly presented on the shelf and consumers are offered the means by which to mark individual items. In the State of Connecticut, the item pricing law allows the State's Department of Consumer Protection to exempt from item pricing requirements stores employing an approved ESL system.

     The United States Federal Communications Commission has established standards for radio frequency emissions from computer products, and certain components utilized in the Company's ESL system must comply with such criteria. All components currently incorporated into the ERS ShelfNet System comply with such standards, and the Company does not anticipate any material delays in securing any required certification for components under development by the Company. Certain foreign countries also regulate radio frequency emissions.

                                   MANAGEMENT

     The executive officers and directors of the Company, and their respective ages and positions with the Company, are as follows:

                   NAME                      AGE                    POSITION
-------------------------------------------  ---   -------------------------------------------
Norton Garfinkle(1)(2)(3)(4)...............  66    Chairman of the Board and Director
Bruce F. Failing, Jr.(1)(3)................  48    Vice Chairman of the Board and Chief
                                                   Executive Officer and Director
George B. Weathersby(1)....................  52    Chairman of the Executive Committee of the
                                                     Board, President and Director
William W. Erdman..........................  55    Executive Vice President
Michael R. Valiton.........................  35    Senior Vice President, Technology and
                                                     Operations
William B. Ames............................  53    Vice President, Manufacturing
William B. Fischer.........................  46    Vice President, Finance
James M. Nolan, Jr.........................  42    Vice President, New Product Development
Paul M. Patrick............................  44    Vice President
Paul A. Biddelman(1)(2)(4).................  51    Director
David Diamond..............................  38    Director
Donald E. Zilkha(1)(2)(4)..................  46    Director

---------------
(1) Member of Executive Committee.
(2) Member of Compensation Committee.
(3) Member of Director Stock Option Committee.
(4) Member of Audit Committee.

     Each director holds office until the next annual meeting of stockholders and until his successor is elected and qualified. Each executive officer serves at the discretion of the Board of Directors.

     Mr. Garfinkle, a founder of the Company and its Chairman of the Board, has been a director of the Company since its inception in April 1990. Since 1970, Mr. Garfinkle has also been the Chairman of Cambridge Management Corporation, which manufactures and markets the DAP series of massively parallel processing computers, and has also served during this period as Chairman of its affiliates, including Oxford Management Corporation, which specialize in the research and development of new technologies. From 1985 to 1988, Mr. Garfinkle was Chairman of Oral Research Laboratories, Inc., a manufacturer of dental hygiene products founded by Mr. Garfinkle. Mr. Garfinkle also served as a director of Actmedia, Inc. from 1975 to 1978 and from 1983 to 1988. In December 1995, pursuant to an agreement with New York State authorities, Mr. Garfinkle admitted to a misdemeanor relating to his 1989 New York State tax return and paid all taxes required by the agreement.

     Mr. Failing, a founder of the Company and its Vice Chairman of the Board and Chief Executive Officer, has been a director of the Company since its inception and served as President through February 1997. In 1973, Mr. Failing co-founded Actmedia, Inc., a provider of in-store advertising for the supermarket industry, and was President and Chief Executive Officer of Actmedia, Inc. until its sale in 1989.

     Mr. Weathersby, the Chairman of the Executive Committee of the Board of Directors, has been President of the Company since February 1997 and a director of the Company since April 1996. Mr. Weathersby has been Vice Chairman of Cambridge Management Corporation and its affiliates including Oxford Management Corporation, since 1993. From 1991 to 1993, Mr. Weathersby was a general partner of Founder's Court, an investment management firm. Mr. Weathersby is a director of Holnam, Inc. and USA Group, Inc.

     Mr. Erdman has been Executive Vice President of the Company since March 1997. From 1992 until prior to joining the Company, Mr. Erdman was President and Chief Executive Officer at InterDigital Communications Corporation (formerly, International Mobile Machine Corporation).

     Mr. Valiton has been Senior Vice President, Technology and Operations of the Company since March 1996, having joined the Company in July 1994 and become Vice President, Delivery in January 1995. From prior to 1991 until joining the Company, Mr. Valiton held various positions with Ungermann-Bass, Inc., the last of which was as Director of Customer Administration.

     Mr. Ames has been Vice President, Manufacturing of the Company since April 1995. From prior to 1992 until joining the Company, Mr. Ames was employed in various positions by the Hewlett-Packard Company, the last of which were as Strategic Planning Manager and Manufacturing Development Engineering Manager.

     Mr. Fischer has been Vice President, Finance of the Company since April 1995, having served as Controller of the Company from May 1994 until April 1995. From September 1990 until joining the Company, Mr. Fischer was Director of Financial Accounting Policies at GTE Corporation. From 1978 until 1990, Mr. Fischer was employed by Price Waterhouse LLP, having last held the position of Senior Manager.

     Mr. Nolan has been Vice President, New Product Development of the Company since November 1993. From 1981 until 1993, Mr. Nolan held various positions with Sequoia Systems, Inc., a developer of fault tolerant computer systems, the last of which was as Vice President of Engineering.

     Mr. Patrick has been a Vice President of the Company since 1992. From 1989 to 1992, Mr. Patrick was Vice President, Canadian Operations, of Stores Automated Systems, Inc., a manufacturer of retail point-of-sale products and services.

     Mr. Biddelman has been a director of the Company since 1993. Since 1992, Mr. Biddelman has been the Treasurer of Hanseatic Corporation, a private investment company, and from 1991 to 1992 was a Managing Director of Clements Taee Biddelman Incorporated, a financial advisor. Mr. Biddelman is a director of Insituform Technologies, Inc., Celadon Group, Inc., Premier Parks, Inc., Petroleum Heat & Power Co., Inc., Star Gas Corporation (general partner of Star Gas Partners, L.P.), and Oppenheimer Group, Inc.

     Mr. Diamond has been a director of the Company since April 1996. Since January 1997, Mr. Diamond has been Executive Vice President of Marketing and New Applications of Catalina Marketing Corp. and Mr. Diamond has been a consultant to suppliers of products and services to the supermarket industry since 1994. From 1992 to 1994, Mr. Diamond was President of Lamaze Publishing Company, Inc., a publisher of material on neonatal care. From prior to 1991 until 1992, Mr. Diamond was Senior Vice President of Strategic Planning and New Development of Actmedia, Inc.

     Mr. Zilkha has been a director of the Company since 1993. Since prior to 1991, Mr. Zilkha has been President of Zilkha & Company, a private investment advisor.

     No family relationship exists between any of the directors or executive officers of the Company.

                          DESCRIPTION OF THE WARRANTS

     In the Private Placement, the Company issued an aggregate of 147,312 Warrants to the purchasers of the Units. The Warrants were issued pursuant to a warrant agreement, dated as of January 24, 1997 (the "Warrant Agreement"), between the Company and American Stock Transfer & Trust Company, as warrant agent ("the Warrant Agent"). The Warrants are subject to the terms in the Warrant Agreement and holders of Warrants are referred to the Warrant Agreement, which is incorporated herein by reference, for a complete statement of such terms. The following summary of certain provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement, including the definitions therein of certain terms. Capitalized terms in this "Description of the Warrants" not defined in this Prospectus have the meanings ascribed to them in the Warrant Agreement.

GENERAL

     Each Warrant, when exercised, will entitle the holder thereof to purchase
17.23 shares of Common Stock from the Company at a price (the "Exercise Price") of $5.23 per share. The Exercise Price and the number of shares of Common Stock issuable upon exercise of a Warrant are both subject to adjustment in certain cases. See " -- Adjustments" below. The Warrants currently entitle the holders thereof to acquire, in the aggregate, 2,538,258 shares of Common Stock.

     The Warrants may be exercised at any time after January 24, 1998; provided, however, that holders of Warrants will be able to exercise their Warrants only if the Registration Statement is effective or the exercise of such Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which such holders reside. Unless earlier exercised, the Warrants will expire on February 1, 2004 (the "Expiration Date"). The Company will give notice of expiration not less than 90 nor more than 120 days prior to the Expiration Date to the registered holders of the then outstanding Warrants. If the Company fails to give such notice, the Warrants will nevertheless expire and become void on the Expiration Date.

     At the Company's option, fractional shares of Common Stock may not be issued upon exercise of the Warrants. If any fraction of a share of Common Stock would, except for the foregoing provision, be issuable upon the exercise of any such Warrants (or specified portion thereof), the Company will pay an amount in cash equal to the Current Market Value per share of Common Stock, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent.

     Certificates for Warrants will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

     In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. As a result, holders of the Warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

CERTAIN TERMS

EXERCISE

     In order to exercise all or any of the Warrants, the holder thereof is required to surrender to the Warrant Agent the related Warrant Certificate and pay in full the Exercise Price for each share of Common Stock or other securities issuable upon exercise of such Warrants. The Exercise Price may be paid (i) in cash or by certified or official bank check or by wire transfer to an account designated by the Company for such purpose or (ii) without the payment of cash, by reducing the number of shares of Common Stock that would be obtainable upon the exercise of a Warrant and payment of the Exercise Price in cash so as to yield a number of shares of Common Stock upon the exercise of such Warrant equal to the product of (a) the number of shares of Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) and (b) the Cashless Exercise Ratio (the "Cashless Exercise"). The "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Value per share of Common Stock on the Exercise Date over the Exercise Price per share as of the Exercise Date and the denominator of which is the Current Market Value per share of the Common Stock on the Exercise Date. Upon surrender of a Warrant Certificate representing more than one Warrant in connection with the holder's option to elect a Cashless Exercise, the number of shares of Common Stock deliverable upon a Cashless Exercise shall be equal to the number of shares of Common Stock issuable upon the exercise of Warrants that the holder specifies are to be exercised pursuant to a Cashless Exercise multiplied by the Cashless Exercise Ratio. All provisions of the Warrant Agreement shall be applicable with respect to a surrender of a Warrant Certificate pursuant to a Cashless Exercise for less than the full number of Warrants represented thereby.

NO RIGHTS AS STOCKHOLDERS

     The holders of unexercised Warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as stockholders of the Company in respect of any stockholders meeting for the election of directors of the Company or any other purpose, or to exercise any other rights whatsoever as stockholders of the Company.

MERGERS, CONSOLIDATIONS, ETC.

     In the event that the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person, each Warrant thereafter shall entitle the holder thereof to receive upon exercise thereof, per share of Common Stock for which such Warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of Common Stock is entitled to receive upon completion of such consolidation, merger or sale of assets. However, if (i) the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person and, in connection therewith, the consideration payable to the holders of Common Stock in exchange for their shares is payable solely in cash or (ii) there is a dissolution, liquidation or winding-up of the Company, then the holders of the Warrants will be entitled to receive distributions on an equal basis with the holders of Common Stock or other securities issuable upon exercise of the Warrants, as if the Warrants had been exercised immediately prior to such event, less the Exercise Price. Upon receipt of such payment, if any, the Warrants will expire and the rights of the holders thereof will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of the Company, the Company must deposit promptly with the Warrant Agent the funds, if any, required to pay to the holders of the Warrants. After such funds and the surrendered Warrant Certificates are received, the Warrant Agent is required to deliver a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such Persons as it may be directed in writing by the holders surrendering such Warrants.

ADJUSTMENTS

     The number of Warrant Shares issuable upon the exercise of the Warrants and the Exercise Price are subject to adjustment in certain events including: (i) the payment by the Company of certain dividends (or other distributions) on the Common Stock of the Company including dividends or distributions payable in shares of such Common Stock or other shares of the Company's capital stock, (ii) subdivisions, combinations and certain reclassifications of the Common Stock,
(iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for shares of Common Stock, or of securities convertible into or exchangeable or exercisable for shares of Common Stock, for a consideration per share which is less than the Current Market Value per share of the Common Stock, (iv) the issuance of shares of Common Stock for a consideration per share which is less than the Current Market Value per share of the Common

Stock, and (v) the distribution to all holders of the Common Stock of any of the Company's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause (iii) above, any rights which may be issued under a shareholder rights plan and cash dividends and other cash distributions from current or retained earnings). No adjustment to the number of Warrant Shares issuable upon the exercise of the Warrants and the Exercise Price will be required in certain events including:
(i) the issuance of shares of Common Stock in bona fide public offerings that are underwritten or in which a placement agent is retained by the Company, (ii) the issuance of options or shares of Common Stock pursuant to any option or employee benefit plans approved by the Board of Directors and (iii) the issuance of shares of Common Stock in connection with acquisitions of products, technologies and businesses other than to affiliates of the Company.

     In the event of a distribution to holders of Common Stock which results in an adjustment to the number of shares of Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain Federal Income Tax Consequences".

     No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.

AMENDMENT

     From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of the holders of the Warrants shall require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of Common Shares issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

REGISTRATION RIGHTS

     The Company is required under the Warrant Agreement to keep the Registration Statement of which this prospectus is a part under the Securities Act covering the resale of the Warrants or the Warrant Shares by the holders thereof effective until the earliest of (i) such time as all of the Warrants have been sold thereunder, (ii) the Expiration Date and (iii) such time as the Warrants can be sold by the holders thereof without restriction under the Securities Act. The Company is also required under the Warrant Agreement to keep the Registration Statement of which this prospectus is a part under the Securities Act covering the issuance of shares of Common Stock to the holders of the Warrants upon exercise of the Warrants by the holders thereof effective until the earlier of (i) such time as all Warrant Shares have been sold thereunder and (ii) the Expiration Date.

     Each holder of Warrants and Warrant Shares that sells such Warrants and Warrant Shares pursuant to the Registration Statement generally will be required to be named as a Selling Security Holder in the Registration Statement and to deliver this Prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by certain provisions of the Warrant Agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of Warrants and Warrant Shares will be required to deliver information to be used in connection with this Registration Statement in order to have its Warrants and Warrant Shares included in the Registration Statement.

     During any consecutive 365-day period, the Company shall be entitled to suspend the availability of this Registration Statement for up to two 45 consecutive-day periods (except for the 45 consecutive-day period immediately prior to the Expiration Date) if the Board of Directors determines in the exercise of its reasonable judgment that there is a valid business purpose for such suspension and provides notice that such determination was made to the holders of the Warrants; provided, however, that in no event shall the Company be required to disclose the business purpose for such suspension if the Company determines in good faith that such business purpose must remain confidential. There can be no assurance that the Company will be able to file, cause to be declared effective, or keep a registration statement continuously effective until all of the Warrants have been exercised or have expired.

CERTAIN DEFINITIONS

     The Warrant Agreement contains, among others, the following definitions:

          "Current Market Value" per share of Common Stock or any other security at any date means (i) if the security is not registered under the Exchange Act, (a) the value of the security, determined in good faith by the Board and certified in a board resolution, based on the most recently completed arm's-length transaction between the Company and a Person other than an Affiliate of the Company, the closing of which shall have occurred on such date or within the six-month period preceding such date, or (b) if no such transaction shall have occurred on such date or within such six-month period, the value of the security as determined by an independent financial expert or (ii) if the security is registered under the Exchange Act, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each Business Day during the period commencing 15 Business Days before such date and ending on the date one day prior to such date, or if the security has been registered under the Exchange Act for less than 15 consecutive Business Days before such date, then the average of the daily closing bid prices (or such equivalent) for all of the Business Days before such date for which daily closing bid prices are available; provided, however, that if the closing bid price is not determinable for at least ten Business Days in such period, the "Current Market Value" of the security shall be determined as if the security were not registered under the Exchange Act.

          "Issue Date" means January 24, 1997.

          "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

          "Separation Date" means the date of the commencement of an exchange offer or the effectiveness of a shelf registration statement for the Notes or such earlier date after February 24, 1997, as the Initial Purchasers may determine.

          "Warrant Certificates" mean the registered certificates (including the Global Warrants (as defined below)) issued by the Company under the Warrant Agreement representing the Warrants.

BOOK-ENTRY, DELIVERY AND FORM

     Each of the Warrants was issued in the form of one or more fully registered Warrants in global form ("Global Warrants"), except that each of the Warrants offered and sold to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or 7 under the Securities Act) was delivered in certificated fully registered form only and bear a legend containing restrictions on transfers.

     Upon issuance of the Global Warrants, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the number of Warrants represented by such Global Notes to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). Ownership of beneficial interests in the Global Warrants will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interest in such Global Warrants will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to participants' interests) for such Global Warrants, or by participants or persons that hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Warrants.

     So long as the Depositary, or its nominee, is the registered holder of any Global Warrants, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of such Warrants represented by such Global Warrants for all purposes under the Warrant Agreement and Warrant. Except as set forth below, owners of beneficial interests in Global Warrants will not be entitled to have such Global Warrants represented thereby registered in their names, will not receive or be entitled to receive physical delivery or Certificated Securities in exchange therefor and will not be considered to be the owners or holders of such Global Warrants represented thereby for any purpose under the Warrant Agreement. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in a Global Warrant desires to take any action that the Depositary, as the holder of such Global Warrant, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of the Global Warrants, will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Warrants as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Warrants held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     None of the Company, the Trustee, or any payment agent for the Global Warrants will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any of the Global Warrants or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Warrants owning through such participants.

     Notice by participants or by owners of beneficial interests in a Global Warrant held through such participants of the exercise of the option to elect repayment of beneficial interests in Warrants represented by a Global Warrant must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular Warrant, the beneficial owner of such Warrant must instruct the broker or other participant to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Warrant in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

     Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Warrants among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes.

     Upon transfer of Certificated Warrants to a QIB, such Certificated Warrants will be transferred to the corresponding Global Warrants. Global Warrants shall be exchangeable for corresponding Certificated Warrants registered in the name of persons other than the Depositary or its nominee only if (A) the Depositary
(i) notifies the Company that it is unwilling or unable to continue as Depositary for any of the Global Warrants or (ii) at any time ceases to be a clearing agency registered under the Exchange Act, or

(B) the Company executes and delivers to the Trustee an order that the Global Warrants shall be so exchangeable. Any Certificated Warrants so issued will be registered in such names and in such denominations as the Depositary shall request.

     The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Initial settlement in the Warrants will be in same-day funds. Investors holding their Warrants through the Depositary will follow settlement practices applicable to United States corporate debt obligations.

                          DESCRIPTION OF CAPITAL STOCK

     As of May 15, 1997, there were 21,084,156 shares of Common Stock outstanding, held of record by 651 holders. As of such date, no shares of Preferred Stock were outstanding and no shares of capital stock were held in the treasury of the Company. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Company's certificate of incorporation and by-laws and by the provisions of applicable law.

COMMON STOCK

     The Company is authorized to issue up to 35,000,000 shares of Common Stock, $0.01 par value. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. See "Risk Factors -- Control by Existing Stockholders". Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares subject to Warrants will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Company is authorized to issue up to 2,000,000 shares of Preferred Stock, $1.00 par value. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

     The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specified issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transactions in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

     The Company has included in its certificate of incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of certain U.S. federal income tax considerations applicable to initial purchasers of the Warrants. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and decisions currently in effect, all of which are subject to change (possibly with retroactive effect). The discussion does not purport to deal with all aspects of federal taxation that may be relevant to particular investors in light of their personal investment circumstances (for example, to persons holding Warrants as part of a conversion transaction or as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes), nor does it discuss federal income tax considerations applicable to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and financial institutions). In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor. The discussion assumes that investors will hold the Warrants and Common Stock as capital assets within the meaning of
Section 1221 of the Code. A prospective purchaser is strongly urged to consult his, her or its tax advisor regarding the particular tax consequences to such prospective purchaser of purchasing, holding and disposing of the Warrants and Common Stock.

TAX TREATMENT OF WARRANTS

SALE OR REDEMPTION

     The sale or exchange of a Warrant will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and his or her adjusted basis therein. Such a sale or exchange (other than a redemption by the Company) will result in capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the Warrants being sold or exchanged have been held for more than one year at the time of such sale or exchange.

     If the redemption of a Warrant by the Company is treated as a sale or exchange of a capital asset, any gain or loss recognized on the transaction will be capital gain or loss. However, it is unclear whether the redemption of Warrants by the Company will be treated as the sale or exchange of a capital asset, and if such redemption is not treated as the sale or exchange of a capital asset, the holder of a Warrant would recognize ordinary income or loss on such redemption.

ADJUSTMENTS

     Under Section 305 of the Code, certain actual or constructive distributions of stock may be taxable to a shareholder of the Company. Adjustments in the exercise price of the Warrants, or the number of shares of Common Stock purchasable upon exercise of the Warrants, in each case made pursuant to the anti-dilution provisions of the Warrants described in "Description of the Warrants -- Adjustments", may result in a constructive distribution if and to the extent that there is an increase in the proportionate interest of a holder of a Warrant in the fully diluted Common Stock, whether or not the Warrant is exercised. Such a distribution may be taxable as a dividend under the Code to the holders of the Warrants.

EXERCISE

     No gain or loss will be recognized to a holder of Warrants on his, her or its purchase of the Common Stock for cash upon exercise of the Warrants (other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of Common Stock upon exercise). The adjusted initial basis of the Common Stock so acquired would be equal to the adjusted basis of the exercised Warrants plus the exercise price (less any cash received in lieu of a fractional share). For tax purposes, the holding period of the Common Stock acquired upon the exercise of the Warrants will begin on the date of exercise.

     A holder who exercises Warrants without payment of cash pursuant to a Cashless Exercise, as described in "Description of the Warrants -- Certain
Terms -- Exercise", may be treated as disposing of the Warrants or a portion thereof in a taxable transaction. If a Cashless Exercise is so treated, it is possible that the amount of gain or loss that a holder would be required to recognize would be measured by the difference between the value of the Common Stock received (plus any cash received in lieu of a fractional share) and the holder's tax basis in all of the Warrants surrendered in the Cashless Exercise. Alternatively, it is possible that the amount of gain or loss would be measured by the difference between the Exercise Price for the number of shares of Common Stock actually received in the Cashless Exercise and the holder's tax basis in the portion of the Warrants that would be deemed to be surrendered in lieu of cash (plus any gain or loss attributable to cash received in lieu of a fractional share of Common Stock). Such gain or loss should generally be capital gain or loss, although this is not entirely clear. The basis of the Common Stock received upon such a Cashless Exercise will equal the sum of the holder's basis in the Warrants being exercised and surrendered, increased by any gain or decreased by any loss recognized upon the exercise. Because the tax consequences of a Cashless Exercise (including a partial Cashless Exercise) are not entirely certain, holders considering a Cashless Exercise are urged to consult with their own tax advisors before doing so.

LAPSE

     If the Warrants are not exercised and are allowed to expire, the Warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to the holder's tax basis in the Warrants. Any loss to the holder will be a capital loss, and the classification of the loss as long-term or short-term will depend upon the date the Warrants were acquired and the length of time the Warrants were held.

TREATMENT OF THE COMPANY

     No gain or loss will be recognized by the Company upon the termination, exercise or expiration of any Warrants.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company will make annual reports to the Internal Revenue Service and holders of the Warrants and Common Stock regarding the amount of actual and constructive dividends with respect to such securities paid or accrued during the year, to the extent required by law.

     Under federal income tax law, a holder of Warrants or Common Stock may, under certain circumstances, be subject to "backup withholding" unless such holder (i) is a corporation, or is otherwise exempt and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The withholding rate is 31% of "reportable payments," which include dividends and proceeds from a sale or redemption.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

     The following discussion summarizes certain United States federal income tax consequences generally applicable to the ownership and disposition of the Warrants and Common Stock by a holder who is not a United States Person ("Non-U.S. Holder"). The term "United States Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or an estate or trust, the income of which is subject to federal income taxation regardless of its source. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder and does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction or out of United States federal estate and gift tax laws. NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE WARRANTS OR COMMON STOCK.

DIVIDENDS

     Generally, any dividends on shares of Common Stock to a Non-U.S. Holder will be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate unless the Company had definite knowledge that such presumption is not warranted or an applicable treaty rate requires some other method for determining a Non-U.S. Holder's residence. Under proposed Treasury Regulations, this presumption would no longer apply and Non-U.S. Holders would be required to satisfy certain certification requirements in order to obtain a reduced rate of withholding under a tax treaty.

GAIN ON DISPOSITION

     A Non-U.S. Holder generally will not be subject to United States federal income tax (subject to the discussions under "FIRPTA" and "Information Reporting and Backup Withholding" below) on gain recognized on a sale or other disposition (including a redemption) of Warrants or Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Warrants or Common Stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or disposition and either has a "tax home" (as defined for United States federal income tax purposes) in the United States or an office or other fixed place of business in the United States to which the sale or disposition is attributable.

FIRPTA

     Under certain rules added to the Code by the Foreign Investment in Real Property Tax Act ("FIRPTA") the Company would be classified as a United States real property holding corporation ("USRPHC") if the fair market value of its U.S. real property interests were to exceed 50% of the fair market value of its real property interests and other assets held for use in its trade or business. A Non-U.S. Holder of Warrants or Common Stock would be subject to United States federal income tax on gain arising from a sale or other disposition of such Warrants or Common Stock if the Company is or has been a USRPHC within the preceding five years or the period of such holder's ownership of such Warrants or Common Stock, if shorter (the "FIRPTA period"). However, if the Common Stock is regularly traded on an established securities market (within the meaning of the applicable Treasury Regulations), a Non-U.S. Holder of Warrants or Common Stock, other than certain 5% holders (within the meaning of the applicable Treasury Regulations), would not be subject to FIRPTA tax on any gain arising from a sale or other disposition of such Warrants or Common Stock. A required withholding in respect of FIRPTA tax ("FIRPTA withholding") is imposed at a rate of 10% of the amount realized on certain sales or other dispositions of certain interests (including stock) in USRPHCs.

     A Non-U.S. Holder of Warrants or Common Stock could generally avoid FIRPTA tax and withholding if he, she or it obtains a statement from the Company to the effect that the Company is not and has not been a USRPHC within the FIRPTA period and the Company provides certain information to the Internal Revenue Service, including the name, address and identification number (if any) of the Non-U.S. Holder requesting the statement. Treasury Regulations require that the Company provide upon request of any person a statement as to whether or not it is or has been a USRPHC within the FIRPTA period.

     Management believes that the Company is not, has not been, and does not presently expect to become a USRPHC.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service the total amount of federal income taxes withheld from dividends (including constructive dividends) distributed to Non-U.S. Holders. In addition, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable treaty.

     The 31% backup withholding tax will not generally apply to dividends distributed to Non-U.S. Holders outside the United States that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under current Treasury Regulations, dividends payable at an address located outside of the United States to a Non-U.S. Holder are not subject to the backup withholding rules. These backup withholding and information reporting requirements may also apply to the gross proceeds paid by or through a broker to a foreign holder upon the disposition of Warrants or Common Stock.

REFUNDS

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

OTHER TAX CONSIDERATIONS

     There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular prospective purchaser of the Warrants. ACCORDINGLY, EACH PROSPECTIVE PURCHASER OF WARRANTS SHOULD CONSULT HIS, HER OR ITS TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH PROSPECTIVE PURCHASER OF PURCHASING, HOLDING AND DISPOSING OF THE WARRANTS.

                                 LEGAL MATTERS

     Certain legal matters regarding the Warrants and the Warrant Shares will be passed on for the Company by Krugman Chapnick & Grimshaw LLP, Saddle Brook, New Jersey.

                                    EXPERTS

     The consolidated financial statements of Electronic Retailing Systems International, Inc. as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:
  Report of Independent Accountants...................................................    F-2
  Consolidated Balance Sheet as of December 31, 1995 and 1996.........................    F-3
  Consolidated Statement of Operations for the years ended December 31, 1994, 1995 and
     1996.............................................................................    F-4
  Consolidated Statement of Cash Flows for the years ended December 31, 1994, 1995 and
     1996.............................................................................    F-5
  Consolidated Statement of Changes in Stockholders' Equity for the years ended
     December 31, 1994, 1995 and 1996.................................................    F-6
  Notes to Consolidated Financial Statements..........................................    F-7

Interim Condensed Consolidated Financial Statements:
  Condensed Consolidated Balance Sheet as of December 31, 1996 and March 31, 1997
     (unaudited)......................................................................   F-15
  Condensed Consolidated Statement of Operations for the three months ended March 31,
     1996 and 1997 (unaudited)........................................................   F-16
  Condensed Consolidated Statement of Cash Flows for the three months ended March 31,
     1996 and 1997 (unaudited)........................................................   F-17
  Notes to Condensed Consolidated Financial Statements (unaudited)....................   F-18

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Electronic Retailing Systems International, Inc.

     In our opinion, the consolidated financial statements listed in the index on page F-1 present fairly, in all material respects, the financial position of Electronic Retailing Systems International, Inc. and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based upon our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Stamford, Connecticut
March 20, 1997

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)



                                                                               DECEMBER 31,
                                                                             -----------------
                                                                              1995      1996
                                                                             -------   -------
ASSETS
Current assets
  Cash and cash equivalents (Note 2).......................................  $ 3,210   $ 8,198
  Accounts receivable -- net of allowance for doubtful accounts of $88 in
     1995 and $90 in 1996..................................................    1,356     1,061
  Receivables from affiliates (Note 3).....................................        8        20
  Installations in progress................................................      522        87
  Inventories -- net of reserves of $195 in 1995 and $838 in 1996 (Note
     2)....................................................................    1,874       821
  Prepayments and other current assets.....................................       79       125
                                                                             --------  --------
     Total current assets..................................................    7,049    10,312
                                                                             --------  --------
Equipment (Note 2).........................................................    2,047     2,444
  Accumulated depreciation.................................................   (1,365)   (1,798)
                                                                             --------  --------
     Net equipment.........................................................      682       646
                                                                             --------  --------
Other non-current assets...................................................      585     1,302
                                                                             --------  --------
Total assets...............................................................  $ 8,316   $12,260
                                                                             ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses....................................  $ 1,549   $ 1,286
  Accrued salaries and benefits............................................      217       262
                                                                             --------  --------
     Total current liabilities.............................................    1,766     1,548
                                                                             --------  --------
Long-term debt (Note 6)....................................................    3,335     4,989
                                                                             --------  --------
Commitments (Note 8).......................................................       --        --
                                                                             --------  --------
Stockholders' equity
  Preferred stock, undesignated (par value $1.00 per share; 1,860,000 and
     2,000,000 shares authorized, none outstanding)
  Series A Cumulative, Convertible Preferred Stock (140,000 and no shares authorized; 123,246 and no shares issued and outstanding in 1995 and
     1996, including 2,049 shares issued January 1, 1996 as a stock
     dividend to holders of record on December 31, 1995)...................      123        --
  Common stock (par value $0.01 per share; 25,000,000 shares authorized;
     11,748,232 and 21,047,106 shares issued and outstanding in 1995 and
     1996, respectively)...................................................      117       210
  Additional paid-in capital...............................................   38,474    50,655
  Accumulated deficit......................................................  (35,499)  (45,142)
                                                                             --------  --------
     Total stockholders' equity............................................    3,215     5,723
                                                                             --------  --------
Total liabilities and stockholders' equity.................................  $ 8,316   $12,260
                                                                             ========  ========


          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                    1994       1995      1996
                                                                  --------   --------   -------
REVENUES
  Product sales.................................................  $  2,227   $  2,663   $ 4,106
  Maintenance...................................................       149        310       896
                                                                  --------   --------   -------
     Total revenues.............................................     2,376      2,973     5,002
                                                                  --------   --------   -------
COST OF GOODS SOLD
  Product sales.................................................     3,316      3,552     4,488
  Maintenance...................................................       506        561       966
  Special inventory provision (Note 2)..........................        --         --       750
                                                                  --------   --------   -------
     Total cost of goods sold...................................     3,822      4,113     6,204
                                                                  --------   --------   -------
  Gross profit (loss)...........................................    (1,446)    (1,140)   (1,202)
                                                                  --------   --------   -------
OPERATING EXPENSES
  Selling, general and administrative (including amounts to
     related parties of $76 in 1994, $91 in 1995 and $34 in
     1996) (Note 3).............................................     6,039      6,952     6,807
  Research and development (Note 9).............................     2,571      2,491     1,117
  Depreciation and amortization.................................       149        107       162
  Stock option compensation (Note 10)...........................     1,119         27        44
                                                                  --------   --------   -------
     Total operating expenses...................................     9,878      9,577     8,130
                                                                  --------   --------   -------
  Loss from operations..........................................   (11,324)   (10,717)   (9,332)
                                                                  --------   --------   -------
OTHER INCOME (EXPENSES)
  Interest income...............................................       288        134       302
  Interest expense (including amounts to related parties of $52
     in 1995) (Note 3)..........................................       (65)      (291)     (382)
  Gain (loss) on short-term investments (Note 2)................      (177)         6        --
                                                                  --------   --------   -------
     Total other income (expenses)..............................        46       (151)      (80)
                                                                  --------   --------   -------
  Net loss......................................................  $(11,278)  $(10,868)  $(9,412)
                                                                  ========   ========   =======
EARNINGS PER SHARE
  Weighted average common shares outstanding....................    11,682     11,743    16,169
                                                                  ========   ========   =======
  Net loss per common share.....................................  $  (0.97)  $  (0.95)  $ (0.60)
                                                                  ========   ========   =======

          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)



                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...................................................  $(11,278)    $(10,868)    $ (9,412)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization............................       374          463          660
  Provision for inventory obsolescence.....................        93           94          843
  Provision for doubtful accounts..........................        38           82          168
  Stock option compensation................................     1,119           27           44
  Accounts receivable......................................       179         (935)         126
  Inventories..............................................      (534)        (591)         209
  Other current and non-current assets.....................      (127)        (252)          30
  Current liabilities......................................       110          820         (217)
                                                             --------     --------     --------
     Net cash used in operating activities.................   (10,026)     (11,160)      (7,549)
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................      (303)        (452)        (397)
  Capitalized product development costs....................        --         (475)        (592)
  Proceeds from sales or maturities of short-term               7,040        1,027           --
     investments...........................................
                                                             --------     --------     --------
     Cash provided by (used in) investing activities.......     6,737          100         (989)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from the issuance of common stock...........         2           --       12,111
  Net proceeds from the issuance of long-term note and          1,899        1,350        1,650
     warrant...............................................
  Conversion of preferred stock............................        --           --         (235)
  Net proceeds from the issuance of preferred stock........        --        8,789           --
  Borrowings under line of credit..........................        --        3,000           --
                                                             --------     --------     --------
     Cash provided by financing activities.................     1,901       13,139       13,526
                                                             --------     --------     --------
Net (decrease) increase in cash and cash equivalents.......    (1,388)       2,079        4,988
                                                             --------     --------     --------
Cash and cash equivalents at beginning of period...........     2,519        1,131        3,210
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................  $  1,131     $  3,210     $  8,198
                                                             ========     ========     ========


     There were no cash payments for income taxes in the years 1994, 1995 and 1996. Cash payments for interest expense were $45, $262 and $380 in 1994, 1995 and 1996, respectively, including payments of $52 made to related parties in 1995. In 1995, preferred stock was issued in a non cash exchange for surrender of $3 million of debt held by preferred stock subscribers. In 1996, preferred stock was converted to 3,138,900 shares of common stock in a non cash transaction.

          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                    PREFERRED    COMMON       ADDITIONAL       ACCUMULATED
                                                      STOCK      STOCK     PAID-IN CAPITAL     DEFICIT
                                                    ---------    ------    ----------------    --------
BALANCES AT DECEMBER 31, 1993.....................    $  --       $115         $ 25,318        $(13,028)
                                                      -----       ----          -------        --------
  Vesting of previously issued stock options......                                1,119
  Issuance of stock warrants......................                                   20
  Issuance of 193,500 shares with exercise of                        2
     stock options................................
  Net loss for year...............................                                              (11,278)
                                                      -----       ----          -------        --------
BALANCES AT DECEMBER 31, 1994.....................    $  --       $117         $ 26,457        $(24,306)
                                                      -----       ----          -------        --------
  Vesting of previously issued stock options......                                   27
  Proceeds from issuance and sale of 120,000            120                      11,668
     shares of preferred stock....................
  Issuance of 3,246 shares of preferred stock as          3                         322            (325)
     dividends....................................
  Net loss for year...............................                                              (10,868)
                                                      -----       ----          -------        --------
BALANCES AT DECEMBER 31, 1995.....................    $ 123       $117         $ 38,474        $(35,499)
                                                      -----       ----          -------        --------
  Vesting of previously issued stock options......                                   44
  Issuance of 65,860 shares with exercise of stock                   1
     options......................................
  Issuance of 2,310 shares of preferred stock as          2                         229            (231)
     dividends....................................
Proceeds from issuance and sale of 4,963,500                        52           10,087
  shares in offshore offering, and issuance of
  218,957 shares to placement agent...............
  Proceeds from issuance and sale of 911,657                         9            1,982
     shares in private placement..................
  Conversion of Series A preferred stock and           (125)        31             (161)
     issuance of 3,138,900 common shares..........
  Net loss for year...............................                                               (9,412)
                                                      -----       ----          -------        --------
BALANCES AT DECEMBER 31, 1996.....................    $  --       $210         $ 50,655        $(45,142)
                                                      =====       ====          =======        ========


          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION:

     Electronic Retailing Systems International, Inc. ("ERS" or the "Company"), was incorporated in 1993 under the laws of the State of Delaware as a holding company for the business and assets of Electronic Retailing Systems International, Inc., incorporated in 1990 under the laws of Connecticut, and an affiliated partnership. The Company develops and supplies electronic shelf labeling systems. Electronic shelf labeling systems replace paper price tags on retail shelves with liquid crystal display labels and transmit pricing and other information to and from the aisle. The Company's system is designed to address retailers' needs for improved pricing accuracy and labor efficiencies by electronically linking a store's shelves to its POS scanners and central computer. The Company currently operates in North America.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions covering a broad spectrum of the Company's financial activities, and while the Company believes these estimates to be prudent, there exists a possibility that unexpected events might affect these estimates. While actual results could differ from those estimates, management believes that it is highly unlikely that any one event would have a material effect on the Company's future operating results.

Cash Equivalents

     Cash equivalents consist of short-term, highly-liquid U.S. Treasury Bills and certificates of deposit with original maturities of less than three months and are stated at cost, which approximates market. Interest income is accrued as earned.

     Cash and cash equivalents at December 31, 1995 included deposits of $440,000 held as interest bearing collateral for irrevocable letters of credit of the same amount relating to future inventory purchases in 1996. There were no letters of credit outstanding at December 31, 1996.

Investments in Debt Securities

     The Company's short-term investments have consisted primarily of corporate debt obligations. Such investments have had maturities of less than one year and have yielded interest at prevailing interest rates at the time of acquisition.

     During 1994, realized and unrealized losses totaling $177,000 were recognized on short-term investments. Realized gains and realized losses in 1994 totaled $6,000 and $106,000, respectively. There were no short-term investments at December 31, 1995 and 1996.

Financial Instruments

     Financial instruments include cash, short-term investments consisting of fixed rate overnight deposits and short-term corporate debt obligations, letters of credit fully collateralized by cash and cash equivalents, accrued salaries and expenses, and a convertible long-term note. Financial instruments are carried at cost which approximates fair market value.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

Inventories

     Inventories are stated at the lower of cost (determined on a first in, first out basis) or market value. Inventories at December 31, 1995 consisted of approximately $674,000 of materials and supplies and $1,200,000 of finished goods. Inventories at December 31, 1996 consist of approximately $188,000 of materials and supplies and $633,000 of finished goods. Inventories in excess of expected requirements due to new product introductions are expensed currently.

     In December 1996, the Company announced its new generation wireless electronic shelf labeling system. In that connection, the Company assessed the expected market demand for the new product and the inventory on hand needed to support its forecasted installations and the maintenance requirements of its existing installed base and recorded a special provision for excess inventory of $750,000 in the fourth quarter of 1996. Charges for excess, slow moving and obsolete inventory for the years 1994, 1995 and 1996 were $93,000, $94,000 and $843,000, respectively.

Equipment

     Equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, none of which exceeds five years.

Product Development Costs

     The Company capitalizes product development costs, principally wages and contractor fees, after establishing commercial and technical viability. Product development costs are stated at the lower of cost or net realizable value. These costs are amortized using the straight-line method over the shorter of the estimated useful life of the product or three years. Amortization commences when the product is available for general release to customers. As of December 31, 1995 and 1996, unamortized capitalized costs of $468,000 and $857,000, respectively, are included as non-current assets. Amortization expense totaled $7,000 and $203,000 for 1995 and 1996, respectively. There were no amounts capitalized or amortized in 1994.

Revenue Recognition

     Revenue is recognized when the product is shipped or upon completion of installation of a trial electronic shelf label system, provided that no significant obligations remain and collection of the resulting receivable is deemed probable. Revenue from providing installation services to customers is recognized upon the completion of an installation. Maintenance revenue for services provided under maintenance contracts is recognized over the service contract period. Other revenue for parts and services is recognized when provided.

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes relate to timing differences between financial and income tax reporting for stock option compensation, product development costs, depreciation and other items.

Earnings Per Share

     Net loss per common share is computed using the weighted average number of common shares and common share equivalents assumed to be outstanding during the period. Common share equivalents consist of the Company's common shares issuable upon exercise of stock options and stock purchase warrants. The computation of net loss per common share does not reflect common share equivalents that are anti-dilutive.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

Adoption of New Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123"), effective for fiscal years beginning after December 15, 1995. FAS 123 indicates a preference for a fair value based method of accounting for employee stock options, but allows for continuation of the intrinsic value based method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion 25"). The Company adopted FAS 123 effective January 1, 1996 and has chosen to continue its use of the intrinsic value based method of accounting. (See Note 10).

NOTE 3 -- RELATED PARTY TRANSACTIONS:

     The Company incurs certain common costs on behalf of affiliates, which are reimbursed by the affiliates. The Company subleases a portion of its headquarters facility to an affiliate. Such common costs, including sublease payments, amounted to $184,000, $112,000 and $63,000 in 1994, 1995 and 1996,
respectively (see Note 8). Unpaid amounts are included in receivables from affiliates at December 31, 1995 and 1996.

     The Company has received consulting services and paid a former member of its Board of Directors fees of $38,000, $34,000 and $34,000 in 1994, 1995 and 1996, respectively. The Company also received consulting services and paid fees to another former member of the Board of Directors of $38,000 and $20,000 in 1994 and 1995, respectively.

     On March 30, 1995, the Company entered into a revolving credit facility with its principal stockholders and certain members of its Board of Directors and their affiliates. On July 24, 1995, in connection with the sale of preferred stock (see Note 4), $3 million in debt borrowed under such revolving credit facility was surrendered, and the unused portion of the facility in the amount of $2 million was terminated. Interest expense in 1995 on amounts borrowed under the line of credit totaled $52,000, at an average rate of prime plus 1%. Additionally, a facility fee of $100,000 was paid to the lenders pursuant to the terms of the credit facility.

NOTE 4 -- PREFERRED STOCK:

     On July 24, 1995, the Company completed a private sale of 85,000 shares of its newly-created Series A Cumulative, Convertible Preferred Stock, $1.00 par value ("Series A Preferred Stock"), for an aggregate purchase price of $8.5 million. The purchase price was delivered by surrender of $3 million of the Company's debt held by the subscribers, which consisted of certain members of the Company's Board of Directors and their affiliates, and cash in the amount of $5.5 million. Subsequently in 1995, an affiliate of the Company's Chairman of the Board, and one of the subscribers, acquired 35,000 additional shares of Series A Preferred Stock at a purchase price per share of $100.

     On July 11, 1996 in connection with the Company's offshore public offering (see Note 5) and contemporaneous private placement, holders of the Company's Series A Preferred Stock converted their shares, in accordance with their terms, into an aggregate of 3,138,900 shares of Common Stock, $.01 par value ("Common Stock"). In connection with the conversion, payments aggregating $235,000 were made to the Series A Preferred Stock holders.

     Each share of Series A Preferred Stock entitled the holder to a dividend of $7.50 per annum, payable quarterly, which would cumulate if not paid. Dividends were payable by the Company, at its election, in either cash or in the form of additional shares of Series A Preferred Stock valued at $100 per share. Dividends paid to holders of record of such stock in 1995 and 1996 were paid in the form of additional shares of Series A Preferred Stock (aggregating 5,556 shares).

     Each share of Series A Preferred Stock, valued at $100, was convertible into shares of the Company's Common Stock at a conversion price of $4.00 (subject to certain adjustments), and was subject to

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

redemption, at the option of the Company, at a price of $100 under certain conditions. Holders of Series A Preferred Stock voted together with holders of Common Stock, each share carrying one vote, and were entitled to a liquidation preference of $100 per share.

NOTE 5 -- COMMON STOCK OFFERING:

     On July 11, 1996, the Company completed the offshore public offering of an aggregate of 4,963,500 shares of its Common Stock, in accordance with Regulation S under the Securities Act of 1933, and the contemporaneous private placement to subscribers, including certain members of the Company's Board of Directors and their affiliates, of an aggregate of 911,657 shares of Common Stock. Net proceeds from these transactions were approximately $12 million (exclusive of non-cash expenses represented by the issuance of 218,957 shares of Common Stock as commissions).

NOTE 6 -- LONG-TERM LIABILITIES:

     On August 12, 1994, the Company completed a financing arrangement with the Connecticut Development Authority ("CDA"), under which the CDA loaned $2 million to the Company at closing and agreed to loan the Company up to an additional $3 million through August 12, 1997. At December 31, 1995, $3.35 million was outstanding under such facility, with the remainder of the $5 million credit limit advanced in February 1996. Such indebtedness is repayable five years after closing, accrues interest, payable monthly, at a rate of 7.4% per annum, is subject to prepayment without premium at the option of the Company, and is convertible into shares of the Common Stock of the Company. Such indebtedness is secured by the Company's assets. The Company also issued to the CDA warrants to purchase 600,000 shares of Common Stock. At issuance, the initial conversion price of the debt and exercise price of the warrants was $13.00 per share which was in excess of the then market price of the Company's Common Stock of $7.00. Due to the excess, nominal value was assigned to the warrants.

     During 1995, the Company also entered into agreements with the CDA, which became effective upon consummation of the initial sale of the Company's Series A Preferred Stock (see Note 4), whereby, through August 12, 1997, the conversion price of the debt held by the CDA and the exercise price of its warrants were reduced so as to be calculated as $3.00 plus the average market price of the Common Stock during the 18 months prior to conversion, and thereafter as $3.00 plus the average market price of Common Stock during the twelve months prior to conversion. Pursuant to such agreements, and as a result of additional provisions contained in the CDA's warrants, effective upon consummation of the sale of the Preferred Stock, and issuance of the initial dividend thereon: (i) through August 12, 1997, the exercise price of the CDA's warrants was reduced so as to be calculated as $2.58 plus the average market price of the Common Stock during the 18 months prior to exercise, and thereafter as $2.58 plus the average market price of the Common Stock during the twelve months prior to exercise, and
(ii) the number of shares subject to purchase upon exercise of the CDA's warrants was adjusted to 699,724.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

NOTE 7 -- CUSTOMER INFORMATION:

     All of the Company's sales are to customers in the retail food market industry. Significant customer sales for the years ended December 31, 1994, 1995 and 1996 were as follows:

                                CUSTOMER                          1994     1995     1996
        --------------------------------------------------------  ----     ----     ----
        The Stop & Shop Supermarket Company.....................   --       --       46%
        Big Y Foods, Inc. ......................................   --       --       20%
        Shaw's Supermarkets, Inc. ..............................   --       26%      13%
        H.E. Butt Grocery Co. ..................................   14%      30%      --
        The Vons Companies, Inc. ...............................   67%      27%      --

     Accounts receivable at December 31, 1995 and 1996 are unsecured and concentrated among major supermarket chains in the United States. If the customers within this concentration failed to pay according to the terms of their agreements these receivables would be reduced to nominal value.

NOTE 8 -- COMMITMENTS:

     The Company leases its facilities under operating lease agreements. During 1994, 1995 and 1996, rental expense amounted to approximately $258,000, $295,000 and $278,000, respectively.

     Future minimum lease payments on a calendar year basis under non-cancelable leases, as of December 31, 1996 are as follows:

                                                                     TOTAL
                                                                  COMMITMENTS
                                                                  -----------
                1997............................................   $ 218,000
                1998............................................      23,000
                                                                    --------
                                                                   $ 241,000
                                                                    ========

     The Company subleases a portion of its headquarters facility to an affiliate for which sublease payments were $63,000 in 1996. Future sublease amounts from its affiliate are $83,000 in 1997.

NOTE 9 -- RESEARCH AND DEVELOPMENT:

     Research and development activities were a major component of the Company's expenditures and efforts during 1994, 1995 and 1996. The Company's research and development expenses (including the allocation of salaries) during 1994, 1995 and 1996 were $2,571,000, $2,491,000 and $1,117,000, respectively.

     During 1994 and 1995, the Company had research and development contracts with unaffiliated parties for both hardware and software elements of its electronic shelf labeling system. The Company reimbursed these contractors generally based on milestone achievements or satisfactory performance.

NOTE 10 -- STOCK OPTION AND DEFINED CONTRIBUTION PLANS:

     The Company has an employee stock option plan whereby options to purchase shares of Common Stock may be granted to key employees of the Company. In June 1994 and December 1996, the stockholders approved an increase in the number of authorized shares of Common Stock available for issuance under the plan from 850,005 to 1,225,000 and from 1,225,000 to 1,775,000, respectively. Options granted under the plan typically become exercisable over a period of four years.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

     A summary of all option activity pursuant to the employee stock option plan is as follows:

                                                                  PRICE RANGE     OPTIONS
                                                                  -----------     --------
    Options outstanding December 31, 1993.......................  $ .01-$6.00      697,978
                                                                                  --------
      Option grants.............................................  $ .01-$8.50      239,823
      Options exercised.........................................        $ .01     (193,500)
      Options canceled..........................................  $ .01-$6.00      (13,931)
                                                                                  --------
    Options outstanding December 31, 1994.......................  $ .01-$8.50      730,370
                                                                                  --------
      Option grants.............................................  $ .01-$5.63      480,205
      Options exercised.........................................        $ .01      (27,766)
      Options canceled..........................................  $ .01-$8.50     (265,080)
                                                                                  --------
    Options outstanding December 31, 1995.......................  $ .01-$6.00      917,729
                                                                                  --------
      Option grants.............................................  $1.88-$2.25      380,784
      Options exercised.........................................        $ .01      (65,860)
      Options canceled..........................................  $2.25-$6.00     (354,161)
                                                                                  --------
    Options outstanding December 31, 1996.......................  $.01-$5.875      878,492
                                                                                  ========

     The following table summarizes information about employee stock options outstanding and exercisable at December 31, 1996:

                                 WEIGHTED      WEIGHTED                     WEIGHTED
  RANGE OF                        AVERAGE      AVERAGE                      AVERAGE
  EXERCISE         NUMBER        REMAINING     EXERCISE       NUMBER        EXERCISE
   PRICES        OUTSTANDING       LIFE         PRICE       EXERCISABLE      PRICE
------------     -----------     ---------     --------     -----------     --------
      $  .01       389,676        5 years       $  .01         70,125        $  .01
$ 1.88-$3.63       371,784        9             $ 2.25         10,000        $ 1.88
$5.00-$5.875       117,032        8             $ 5.05         64,917        $ 5.09
                   -------                                    -------
                   878,492                                    145,042
                   =======                                    =======

     Additionally, the Company has a director stock option plan under which options covering shares of Common Stock may be granted to directors of the Company. During 1996, 122,500 options were granted to directors of the Company to purchase an equal number of common shares pursuant to this plan at option prices ranging from $1.875 to $3.38. In January 1997, the stockholders approved an increase in the number of authorized shares of Common Stock available under the plan from 50,000 to 150,000. All such options remain outstanding as of December 31, 1996.

     The Company applies APB Opinion 25 and related interpretations in accounting for its employee and director stock option plans. The consolidated statement of operations for the years ended December 31, 1994, 1995 and 1996 includes noncash stock option compensation expense of $1,119,000, $27,000, and $44,000, respectively, representing compensation earned for service through the periods then ended related to option grants. Had compensation expense for the Company's employee and director stock option plans been

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

determined based on the fair value at the grant dates of awards under the plans, consistent with FAS 123, the Company's net loss and net loss per common share would have been the pro forma amounts indicated below:


                                                               1995            1996
                                                           ------------     -----------
        Net loss:
          As reported....................................  $(10,868,000)    $(9,412,000)
          Pro forma......................................  $(11,221,000)    $(9,412,000)
        Net loss per common share:
          As reported....................................        $(0.95)         $(0.60)
          Pro forma......................................        $(0.98)         $(0.60)


     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for employee and director stock option grants in 1995 and 1996: dividend yield of 0%; expected volatility of 53%; risk-free interest rate of 7%; and expected life of 5 years. The weighted average fair value of employee and director options granted during the years ended December 31, 1995 and 1996 was $2.98 and $1.31 respectively.

     The Company has a defined contribution profit sharing and savings plan which qualifies under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. Participants may contribute up to 30% of their gross wages, not to exceed in any given year a limitation set by Internal Revenue Service regulations (such limitation was $9,500 in 1996). The plan provides for discretionary matching contributions, as determined by the Board of Directors, to be made by the Company. There have been no discretionary amounts contributed to the plan as of December 31, 1996.

NOTE 11 -- INCOME TAXES:

     The Company has incurred net losses since inception which have generated net operating loss carryforwards of $43.9 million for federal income tax purposes. These carryforwards are available to offset future taxable income and begin to expire in the years 2008 and 1998 for federal and state income tax purposes, respectively. These losses are subject to limitation on future years utilization should certain ownership changes occur.

     The net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes result in a noncurrent deferred tax benefit at December 31, 1995 and 1996 of $17.5 million and $21.1 million, respectively. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, the Company has recorded a valuation allowance of an equal amount on such dates to fully offset the deferred tax benefit amount.

     Significant components of the noncurrent deferred tax asset at December 31, 1995 and 1996 are as follows:

                                                              1995             1996
                                                          ------------     ------------
        Net operating loss carryforwards................  $ 14,568,000     $ 18,256,000
        Stock option compensation.......................     2,904,000        2,566,000
        Other...........................................        54,000          293,000
                                                          ------------     ------------
        Total deferred tax benefit......................    17,526,000       21,115,000
        Valuation allowance.............................   (17,526,000)     (21,115,000)
                                                          ------------     ------------
          Net noncurrent deferred tax asset.............  $         --     $         --
                                                          ============     ============

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

     In 1994, 1995 and 1996 a statutory Federal income tax rate of 34% and a state income tax rate of 7.6%, net of the Federal tax benefit, was applicable to the Company. Due to the Company's taxable losses the effective tax rate was nil in each year.

     The financial statement income tax provision differs from income taxes determined by applying the statutory Federal income tax rate to the financial statement net loss for the years ended December 31, 1994, 1995 and 1996 as a result of the following:

                                                     1994            1995            1996
                                                  -----------     -----------     -----------
    Tax benefit at Federal statutory rate.......  $ 3,835,000     $ 3,695,000     $ 3,200,000
    State income tax benefit, net of Federal tax
      charge....................................      856,000         825,000         714,000
    Net loss not providing current year tax
      benefit...................................   (4,358,000)     (4,428,000)     (3,608,000)
    Other.......................................     (333,000)        (92,000)       (306,000)
                                                  -----------     -----------     -----------
         Provision for income taxes.............  $        --     $        --     $        --
                                                  ===========     ===========     ===========

NOTE 12 -- SUBSEQUENT EVENTS:

Sale of Senior Discount Notes and Warrants

     On January 24, 1997, the Company completed the sale, in a private offering, of 147,312 Units ("Units") consisting of $147,312,000 principal amount at maturity of 13 1/4% Senior Discount Notes due February 1, 2004 (the "Notes") together with warrants to purchase an aggregate of 2,538,258 shares of Common Stock, at an exercise price of $5.23 per share, exercisable from the period commencing on the first anniversary of closing through February 1, 2004.

     The Units were sold to investors at a price aggregating $100 million, representing a yield to maturity on the Notes of 13 1/4%. No cash interest will accrue on the Notes prior to February 1, 2000. Interest will be payable thereafter on February 1 and August 1 of each year commencing August 1, 2000. The Notes are non-callable prior to February 1, 2001. Upon specified change in control events, each holder has the right to require the Company to purchase its Note at a specified price. The net proceeds to the Company approximated $95 million.

     The indenture under which the Notes were issued places limitations on operations and sales of assets by the Company or its subsidiaries, requires maintenance of certain financial ratios in order for the Company to incur additional indebtedness (subject to specified exceptions), requires the delivery by the Company's subsidiaries of guaranties if specified debt is subsequently incurred by such subsidiaries, and limits the Company's ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock.

Increase in Authorized Shares of Common Stock

     On January 13, 1997, the Company's stockholders voted to approve an increase in the number of authorized shares of Common Stock from 25,000,000 to 35,000,000 shares.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


                                                                      DECEMBER 31,      MARCH 31,
                                                                          1996            1997
                                                                      ------------     -----------
                                                                                       (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.........................................    $  8,198        $ 101,927
  Accounts receivable...............................................       1,061            1,051
  Inventories.......................................................         821              645
  Prepayments and other current assets..............................         232              371
                                                                        --------         --------
          Total current assets......................................      10,312          103,994
                                                                        --------         --------
Equipment...........................................................       2,444            2,643
  Accumulated depreciation..........................................      (1,798)          (1,930)
                                                                        --------         --------
  Net equipment.....................................................         646              713
                                                                        --------         --------
Other non-current assets............................................       1,302            5,920
                                                                        --------         --------
Total assets........................................................    $ 12,260        $ 110,627
                                                                        ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses.............................    $  1,548        $   1,562
                                                                        --------         --------
          Total current liabilities.................................       1,548            1,562
                                                                        --------         --------
Long-term debt......................................................          --               --
  CDA Note, 7.4%....................................................       4,989            4,989
  Senior Discount Notes, 13.25%.....................................          --           97,447
                                                                        --------         --------
          Total long-term debt......................................       4,989          102,436
                                                                        --------         --------
Common stock purchase warrants......................................          --            5,100
                                                                        --------         --------
Commitments.........................................................          --               --
                                                                        --------         --------
Stockholders' equity
  Preferred stock (par value $1.00 per share, 2,000,000 shares authorized, none issued and outstanding)
  Common stock (par value $1.00 per share 25,000,000 and 35,000,000 shares authorized, 21,047,106 and 21,078,206 shares issued and
     outstanding in 1996 and 1997)..................................         210              211
  Additional paid-in capital........................................      50,655           50,730
  Accumulated deficit...............................................     (45,142)         (49,412)
                                                                        --------         --------
          Total stockholders' equity................................       5,723            1,529
                                                                        --------         --------
Total liabilities and stockholders' equity..........................    $ 12,260        $ 110,627
                                                                        ========         ========


          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)


                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                            1996        1997
                                                                           -------     -------
REVENUES
  Product sales..........................................................  $ 1,048     $   254
  Maintenance............................................................      173         266
                                                                           -------     -------
          Total revenues.................................................    1,221         520
                                                                           -------     -------
COST OF GOODS SOLD
  Product sales..........................................................    1,244         323
  Maintenance............................................................      200         242
                                                                           -------     -------
          Total cost of goods sold.......................................    1,444         565
                                                                           -------     -------
  Gross profit (loss)....................................................     (223)        (45)
                                                                           -------     -------
OPERATING EXPENSES
  Selling, general and administrative....................................    1,696       2,017
  Research and development...............................................      313         490
  Depreciation and amortization..........................................       42          41
                                                                           -------     -------
          Total operating expenses.......................................    2,051       2,548
                                                                           -------     -------
  Loss from operations...................................................   (2,274)     (2,593)
                                                                           -------     -------
OTHER INCOME (EXPENSES)
  Interest income........................................................       34       1,046
  Interest expense.......................................................      (87)     (2,723)
                                                                           -------     -------
          Total other income (expenses)..................................      (53)     (1,677)
                                                                           -------     -------
  Net Loss...............................................................  $(2,327)    $(4,270)
                                                                           =======     =======
EARNINGS PER SHARE
  Weighted average common shares outstanding.............................   11,767      21,055
                                                                           =======     =======
  Net loss per common share..............................................  $ (0.22)    $ (0.20)
                                                                           =======     =======


          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                                          THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                        ----------------------
                                                                         1996           1997
                                                                        -------       --------
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss............................................................    $(2,327)      $ (4,270)
Other adjustments to reconcile net loss to net cash used in
  operating activities..............................................       (244)         3,198
                                                                         ------       --------
  Cash used in operating activities.................................     (2,571)        (1,072)
                                                                         ------       --------
CASH FLOWS USED IN INVESTING ACTIVITIES:
Capital expenditures................................................        (76)          (199)
Capitalized product development costs...............................       (223)           (75)
                                                                         ------       --------
  Cash used in investing activities.................................       (299)          (274)
                                                                         ------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of long-term debt........................      1,650         89,900
Proceeds from issuance of common stock warrants.....................         --          5,100
Proceeds from exercise of stock options.............................          1             75
                                                                         ------       --------
  Cash provided by financing activities.............................      1,651         95,075
                                                                         ------       --------
Net (decrease) increase in cash and cash equivalents................     (1,219)        93,729
                                                                         ------       --------
Cash and cash equivalents at beginning of period....................      3,210          8,198
                                                                         ------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..........................    $ 1,991       $101,927
                                                                         ======       ========


          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1997
                                  (UNAUDITED)

NOTE 1 -- BASIS OF CONSOLIDATION:

     Electronic Retailing Systems International, Inc. ("ERS" or the "Company"), was incorporated in 1993 under the laws of the State of Delaware as a holding company for the business and assets of Electronic Retailing Systems International, Inc., incorporated in 1990 under the laws of Connecticut, and an affiliated partnership. The condensed consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated.

NOTE 2 -- BASIS OF PRESENTATION:

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the results of the interim periods. Operating results for the three month period ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year ending December 31, 1997. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1996, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     Earnings (loss) per common share is computed using the weighted average number of common shares and common share equivalents assumed to be outstanding during the period. Common share equivalents consist of the Company's common shares issuable upon exercise of stock options and stock purchase warrants. The computation of earnings (loss) per common share does not reflect common share equivalents that are anti-dilutive.

NOTE 3 -- INVENTORIES:

     Inventories are stated at the lower of cost (determined on a first in, first out basis) or market value. Inventories at December 31, 1996 consisted of $188,000 of materials and supplies and $633,000 of finished goods. Inventories at March 31, 1997 consist of $143,000 of materials and supplies and $502,000 of finished goods. Inventories in excess of expected requirements due to new product introductions or product enhancements are expensed currently.

NOTE 4 -- SALE OF SENIOR DISCOUNT NOTES AND WARRANTS:

     On January 24, 1997, the Company completed the sale, in a private offering (the "Private Placement"), of 147,312 Units ("Units") consisting of $147,312,000 principal amount at maturity of 13.25% Senior Discount Notes due February 1, 2004 (the "Notes") together with warrants (the "Warrants") to purchase an aggregate of 2,538,258 shares of Common Stock, at an exercise price of $5.23 per share, exercisable from the period commencing on the first anniversary of closing through February 1, 2004.

     The Units were sold to investors at a price aggregating $100 million, representing a yield to maturity on the Notes of 13.25%. No cash interest will accrue on the Notes prior to February 1, 2000. Interest will be payable thereafter on February 1 and August 1 of each year commencing August 1, 2000. The Notes are non-callable prior to February 1, 2001. Upon specified change in control events, each holder has the right to require the Company to purchase its Notes at a specified price. The net proceeds to the Company from the sale of the

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                                 MARCH 31, 1997
                                  (UNAUDITED)

Units approximated $95 million, of which $5.1 million was attributed to the Warrants based on an estimate of their fair value.

     The indenture under which the Notes were issued places limitations on operations and sales of assets by the Company or its subsidiaries, requires maintenance of certain financial ratios in order for the Company to incur additional indebtedness (subject to specified exceptions), requires the delivery by the Company's subsidiaries of guaranties if specified debt is subsequently incurred by such subsidiaries, and limits the Company's ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock.


     Commencing with the consummation of the Private Placement in January 1997, the Company will record interest on an amount equal to the gross proceeds from the Private Placement plus prior recorded and unpaid interest at the annual rate of 13.25%. Additional expense will be recorded as a result of the amortization of the discount recorded on the Notes (for value attributed to the Warrants) and the amortization of the costs of issuance.


NOTE 5 -- NEW ACCOUNTING STANDARD:

     In February 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 128 "Earnings per Share" ("FAS 128") to be effective for financial statements for periods ending after December 15, 1997.

     The changes required by FAS 128 adjust the calculation of earnings per share ("EPS") under generally accepted accounting principles in the U.S. to be more consistent with international standards. Under the new standard, companies will replace the reporting of "primary" EPS with "basic" EPS. Basic EPS is calculated by dividing the income available to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. "Fully diluted" EPS will be replaced by "diluted" EPS, which will be similar to fully diluted EPS as previously computed.

     Due to the Company's generation of losses there is no difference anticipated between "primary" EPS as reported by the Company and "basic" EPS as computed under FAS 128.

NOTE 6 -- SUBSEQUENT EVENT:

     The Company has engaged Patricof & Co. in connection with certain corporate finance services and, in addition to fees that become due if certain transactions are consummated, Patricof's retainer includes three-year warrants issued in the second quarter exercisable with respect to 250,000 shares of Common Stock at an exercise price of $5.24 per share.

======================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Incorporation by Reference............    2
Prospectus Summary....................    3
Risk Factors..........................    9
Use Of Proceeds.......................   16
Selling Security Holders..............   17
Plan Of Distribution..................   18
Price of Common Stock and Dividend
  Policy..............................   19
Capitalization........................   20
Selected Historical Consolidated
  Financial and Certain Other Data....   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   29
Management............................   41
Description of the Warrants...........   43
Description of Capital Stock..........   48
Certain Federal Income Tax
  Consequences........................   49
Legal Matters.........................   53
Experts...............................   53
Index to Consolidated Financial
  Statements..........................  F-1


======================================================
======================================================

                                   Electronic
                               Retailing Systems
                              International, Inc.
                              Warrants to Purchase
                              2,538,258 Shares of
                                Common Stock and
                              2,538,258 Shares of
                             Common Stock, $.01 Par
                                Value Per Share
                              --------------------

                                   PROSPECTUS
                              --------------------

                                  June 2, 1997


             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses payable by the Company in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:


                                                                             AMOUNT
                                                                            --------
        Registration Fee..................................................  $  4,023
        Printing Fees.....................................................    15,000
        Legal Fees and Expenses...........................................    96,000
        Accounting Fees and Expenses......................................    25,000
        Other Fees and Expenses...........................................     5,000
                                                                            --------
                  Total...................................................  $145,023
                                                                            ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the provisions of Paragraph Sixth of the Certificate of Incorporation of the Company, as amended, and Section 145 of the Delaware General Corporation Law, the Company is required to indemnify a director or officer of the Company for expenses arising out of legal proceedings in which the director or officer became involved by reason of his position as a director or officer of the Company, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful. In a proceeding to procure a judgment in the Company's favor, a director or officer may be indemnified for expenses incurred by him in connection with the defense or settlement of the suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be permitted without a court order in respect of any claim, issue, or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company. Indemnification of a director or officer as provided above, unless court-ordered, shall be made by the Company only upon a determination that indemnification is proper in a specific case because the conduct of such director or officer meets the standards set forth above. Such determination shall be made (i) by a vote of the majority of a quorum consisting of directors who were not parties to the proceeding involved, (ii) by independent counsel in a written opinion, or (iii) by the stockholders of the Company.

     Paragraph Seventh of the Certificate of Incorporation of the Company, as amended, eliminates the personal liability of a director of the Company to the Company or to any of its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein:


EXHIBIT
NUMBER                                          DESCRIPTION
-------     -----------------------------------------------------------------------------------
   1.1      Purchase Agreement dated as of January 20, 1997 between the Company and the Initial
            Purchasers (incorporated by reference to Exhibit 1.1 to the Company's Registration
            Statement on Form S-4 No. 333-21893).
   4.1      Warrant Agreement, dated as of January 24, 1997, between the Company and The
            American Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4 No. 333-21893).
   4.2      Form of Warrant (contained in Warrant Agreement filed as Exhibit 4.1)
   5.1**    Opinion of Krugman Chapnick & Grimshaw LLP as to the legality of the securities being registered hereunder.
  10.1      Form of Reorganization Agreement dated March 12, 1993 among the Company, the
            Principal Subsidiary, Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing,
            Jr., The Failing Trust, Elizabeth Z. Failing, Robert D. Power and John Stevens
            (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement
            on Form S-1 No. 33-59486).
  10.2      Form of Registration Rights Agreement dated March 12, 1993 among the Company,
            Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing
            Trust, Elizabeth Z. Failing, Robert D. Power and John Stevens (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No.
            33-59486).
  10.3      Form of Restated Stockholders' Agreement dated March 12, 1993 among Norton
            Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust and
            Elizabeth Z. Failing (incorporated by reference to Exhibit 10.3 to the Company's
            Registration Statement on Form S-1 No. 33-59486).
  10.4      Form of Reorganization Agreement dated March 12, 1993 among the Company, the
            Partnership, the Principal Subsidiary, and the limited partners of the Partnership
            (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement
            on Form S-1 No. 33-59486).
  10.5      Form of Registration Rights Agreement dated March 12, 1993 among the Company and the limited partners of the Partnership (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 No. 33-59486).
  10.6      Subscription Agreements, each dated as of July 24, 1995, between the Company and, respectively, Donald E. Zilkha, Bruce F. Failing, Jr., Hanseatic Corporation and
            Garfinkle Limited Partnership II (incorporated by reference to Exhibit 5(c) of the
            Company's Current Report on Form 8-K dated July 24, 1995).
  10.7      Registration Rights Agreement dated as of July 24, 1995 among the Company, Donald
            E. Zilkha, Bruce F. Failing, Jr., Hanseatic Corporation and Garfinkle Limited
            Partnership II (incorporated by reference to Exhibit 5(d) of the Company's Current
            Report on Form 8-K dated July 24, 1995).
  10.8      Lease dated as of June 8, 1992 between the Company (as assignee) and Wilton Office
            Associates Limited Partnership (incorporated by reference to Exhibit 10.9 to the
            Company's Registration Statement on Form S-1 No. 33-59486).
  10.9      Technical Services Agreement dated October 1, 1985 between Telepanel, Inc. and
            Amacrine International, Inc. (incorporated by reference to Exhibit 10.10 to the
            Company's Registration Statement on Form S-1 No. 33-59486).

EXHIBIT
NUMBER                                          DESCRIPTION
-------     -----------------------------------------------------------------------------------
 10.10      License Agreement dated January 27, 1993 between the Company and Telepanel Systems,
            Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration
            Statement on Form S-1 No. 33-59486).
 10.11      Note and Warrant Purchase Agreement dated as of August 12, 1994 among the Company, the Principal Subsidiary and the Connecticut Development Authority (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the
            quarter ended June 30, 1994).
 10.12      7.4% Convertible Note dated August 12, 1994 executed by the Company and the
            Principal Subsidiary to the Connecticut Development Authority (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the
            quarter ended June 30, 1994).
 10.13      Stock Subscription Warrant dated August 12, 1994 issued by the Company to the
            Connecticut Development Authority (incorporated by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).
 10.14      Conditional Assignment and Security Agreement dated August 12, 1994 among the
            Company, the Principal Subsidiary and the Connecticut Development Authority
            (incorporated by reference to Exhibit 10(d) to the Company's Quarterly Report on
            Form 10-Q for the quarter ended June 30, 1994).
 10.15      Revolving Credit Loan Agreement dated as of March 30, 1995 between the Company and the lenders named in Annex 1 (incorporated by reference to Exhibit 10.15 to the
            Company's Annual Report on Form 10-K for the year ended December 31, 1994).
 10.16      Placing Agreement dated July 5, 1996 between the Company and Henderson Crosthwaite
            Institutional Brokers Limited (incorporated by reference to Exhibit 5(c) to the
            Company's Current Report on Form 8-K dated July 11, 1996).
 10.17      Agreement with respect to U.S. Securities Laws dated July 2, 1996 between the
            Company and Henderson Crosthwaite Institutional Brokers Limited (incorporated by reference to Exhibit 5(d) to the Company's Current Report on Form 8-K dated July
            11, 1996).
 10.18      Forms of Subscription Agreement accepted July 5, 1996 by the Company (incorporated by reference to Exhibit 5(f) to the Company's Current Report on Form 8-K dated July
            11, 1996).
 10.19      Registration Rights Agreement dated July 11, 1996 between the Company and the subscribers parties thereto (incorporated by reference to Exhibit 5(g) to the
            Company's Current Report on Form 8-K dated July 11, 1996).
 10.20      Indenture, dated as of January 24, 1997, between the Company and United States
            Trust Company of New York (incorporated by reference to Exhibit 4.1 to the
            Company's Registration Statement on Form S-4 No. 333-21893).
 10.21      Form of Note (contained in Indenture filed as Exhibit 10.20)
 10.22      Promissory Note dated October 7, 1992 of Paul M. Patrick in favor of the Company
            (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement
            on Form S-1 No. 33-59486).
 10.23      Electronic Retailing Systems International, Inc. 1993 Employee Stock Option Plan.
            (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement
            on Form S-4 No. 333-21893)
 10.24      Electronic Retailing Systems International, Inc. 1993 Director Stock Option Plan.
            (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement
            on Form S-4 No. 333-21893)

EXHIBIT
NUMBER                                          DESCRIPTION
-------     -----------------------------------------------------------------------------------
  11.1      Statement of Computation of Net Loss Per Common Share (incorporated by reference to
            Exhibit 11 to the Company's Quarterly Report on Form 10-Q for the quarter ended
            March 31, 1997).
  12.1      Statement of Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
  23.1      Consent of Price Waterhouse LLP.
  23.2**    Consent of Krugman Chapnick & Grimshaw LLP (included in Exhibit 5.1).
  24.1**    Power of Attorney.
  27.1      Financial Data Schedule (incorporated by reference to Exhibit 27 to the Company's
            Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).


---------------
** Previously filed.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(2)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilton, State of Connecticut, on June 2, 1997.


                                          ELECTRONIC RETAILING SYSTEMS
                                            INTERNATIONAL, INC.

                                          By: /s/     WILLIAM B. FISCHER
                                            ------------------------------------
                                            William B. Fischer, Vice President,
                                              Finance and Principal Financial
                                                           Officer
                                                   and Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                 TITLE                         DATE
-------------------------------------  ---------------------------------------    -------------

*                                      Vice Chairman of the Board and              June 2, 1997
-------------------------------------    Principal Executive Officer
Bruce F. Failing, Jr.

/s/  WILLIAM B. FISCHER                Vice President, Finance and Principal       June 2, 1997
-------------------------------------    Financial Officer and Accounting
William B. Fischer                       Officer

*                                      Director                                    June 2, 1997
-------------------------------------
Paul A. Biddelman

*                                      Director                                    June 2, 1997
-------------------------------------
David Diamond
*                                      Director                                    June 2, 1997
-------------------------------------
Norton Garfinkle

*                                      Director                                    June 2, 1997
-------------------------------------
George B. Weathersby

*                                      Director                                    June 2, 1997
-------------------------------------
Donald E. Zilkha

By: /s/  WILLIAM B. FISCHER *
    ---------------------------------
    (William B. Fischer,
    Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                        DESCRIPTION
------    -----------------------------------------------------------------------------------
  1.1     Purchase Agreement dated as of January 20, 1997 between the Company and the Initial
          Purchasers (incorporated by reference to Exhibit 1.1 to the Company's Registration
          Statement on Form S-4 No. 333-21893).
  4.1     Warrant Agreement, dated as of January 24, 1997, between the Company and The
          American Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4 No. 333-21893).
  4.2     Form of Warrant (contained in Warrant Agreement filed as Exhibit 4.1).
  5.1**   Opinion of Krugman Chapnick & Grimshaw LLP as to the legality of the securities being registered hereunder.
 10.1     Form of Reorganization Agreement dated March 12, 1993 among the Company, the
          Principal Subsidiary, Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing,
          Jr., The Failing Trust, Elizabeth Z. Failing, Robert D. Power and John Stevens
          (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement
          on Form S-1 No. 33-59486).
 10.2     Form of Registration Rights Agreement dated March 12, 1993 among the Company,
          Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing
          Trust, Elizabeth Z. Failing, Robert D. Power and John Stevens (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No.
          33-59486).
 10.3     Form of Restated Stockholders' Agreement dated March 12, 1993 among Norton
          Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust and
          Elizabeth Z. Failing (incorporated by reference to Exhibit 10.3 to the Company's
          Registration Statement on Form S-1 No. 33-59486).
 10.4     Form of Reorganization Agreement dated March 12, 1993 among the Company, the
          Partnership, the Principal Subsidiary, and the limited partners of the Partnership
          (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement
          on Form S-1 No. 33-59486).
 10.5     Form of Registration Rights Agreement dated March 12, 1993 among the Company and the limited partners of the Partnership (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 No. 33-59486).
 10.6     Subscription Agreements, each dated as of July 24, 1995, between the Company and, respectively, Donald E. Zilkha, Bruce F. Failing, Jr., Hanseatic Corporation and
          Garfinkle Limited Partnership II (incorporated by reference to Exhibit 5(c) of the
          Company's Current Report on Form 8-K dated July 24, 1995).
 10.7     Registration Rights Agreement dated as of July 24, 1995 among the Company, Donald
          E. Zilkha, Bruce F. Failing, Jr., Hanseatic Corporation and Garfinkle Limited
          Partnership II (incorporated by reference to Exhibit 5(d) of the Company's Current
          Report on Form 8-K dated July 24, 1995).
 10.8     Lease dated as of June 8, 1992 between the Company (as assignee) and Wilton Office
          Associates Limited Partnership (incorporated by reference to Exhibit 10.9 to the
          Company's Registration Statement on Form S-1 No. 33-59486).
 10.9     Technical Services Agreement dated October 1, 1985 between Telepanel, Inc. and
          Amacrine International, Inc. (incorporated by reference to Exhibit 10.10 to the
          Company's Registration Statement on Form S-1 No. 33-59486).
 10.10    License Agreement dated January 27, 1993 between the Company and Telepanel Systems,
          Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration
          Statement on Form S-1 No. 33-59486).


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
EXHIBIT
NUMBER                                        DESCRIPTION
------    -----------------------------------------------------------------------------------
 10.11    Note and Warrant Purchase Agreement dated as of August 12, 1994 among the Company, the Principal Subsidiary and the Connecticut Development Authority (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the
          quarter ended June 30, 1994).
 10.12    7.4% Convertible Note dated August 12, 1994 executed by the Company and the
          Principal Subsidiary to the Connecticut Development Authority (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the
          quarter ended June 30, 1994).
 10.13    Stock Subscription Warrant dated August 12, 1994 issued by the Company to the
          Connecticut Development Authority (incorporated by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).
 10.14    Conditional Assignment and Security Agreement dated August 12, 1994 among the
          Company, the Principal Subsidiary and the Connecticut Development Authority
          (incorporated by reference to Exhibit 10(d) to the Company's Quarterly Report on
          Form 10-Q for the quarter ended June 30, 1994).
 10.15    Revolving Credit Loan Agreement dated as of March 30, 1995 between the Company and the lenders named in Annex 1 (incorporated by reference to Exhibit 10.15 to the
          Company's Annual Report on Form 10-K for the year ended December 31, 1994).
 10.16    Placing Agreement dated July 5, 1996 between the Company and Henderson Crosthwaite
          Institutional Brokers Limited (incorporated by reference to Exhibit 5(c) to the
          Company's Current Report on Form 8-K dated July 11, 1996).
 10.17    Agreement with respect to U.S. Securities Laws dated July 2, 1996 between the
          Company and Henderson Crosthwaite Institutional Brokers Limited (incorporated by reference to Exhibit 5(d) to the Company's Current Report on Form 8-K dated July
          11, 1996).
 10.18    Forms of Subscription Agreement accepted July 5, 1996 by the Company (incorporated by reference to Exhibit 5(f) to the Company's Current Report on Form 8-K dated July
          11, 1996).
 10.19    Registration Rights Agreement dated July 11, 1996 between the Company and the subscribers parties thereto (incorporated by reference to Exhibit 5(g) to the
          Company's Current Report on Form 8-K dated July 11, 1996).
 10.20    Indenture, dated as of January 24, 1997, between the Company and United States
          Trust Company of New York (incorporated by reference to Exhibit 4.1 to the
          Company's Registration Statement on Form S-4 No. 333-21893).
 10.21    Form of Note (contained in Indenture filed as Exhibit 10.20).
 10.22    Promissory Note dated October 7, 1992 of Paul M. Patrick in favor of the Company
          (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement
          on Form S-1 No. 33-59486).
 10.23    Electronic Retailing Systems International, Inc. 1993 Employee Stock Option Plan.
          (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement
          on Form S-4 No. 333-21893).
 10.24    Electronic Retailing Systems International, Inc. 1993 Director Stock Option Plan.
          (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement
          on Form S-4 No. 333-21893).
 11.1     Statement of Computation of Net Loss Per Common Share (incorporated by reference to
          Exhibit 11 to the Company's Quarterly Report on Form 10-Q for the quarter ended
          March 31, 1997).


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


EXHIBIT
NUMBER                                        DESCRIPTION
------    -----------------------------------------------------------------------------------
 12.1     Statement of Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
 23.1     Consent of Price Waterhouse LLP.
 23.2**   Consent of Krugman Chapnick & Grimshaw LLP (Included in Exhibit 5.1).
 24.1**   Power of Attorney.
 27.1     Financial Data Schedule (incorporated by reference to Exhibit 27 to the Company's
          Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).


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** Previously filed.

                                       E-3